UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

To

Form 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Weatherford International plc

(Exact name of registrant as specified in its charter)

98-0606750
Ireland (State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2000 St. James Place, Houston, Texas	77056
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 713.836.4000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Ordinary Shares, par value $0.001 per share	The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer		Accelerated filer
Non-accelerated filer	☑	Smaller reporting company
Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 13(a) of the Exchange Act.

Unless the context indicates otherwise, all references in this registration statement to “Weatherford”, the “Company,” “we,” “us,” and “our” refer to Weatherford International plc, an Irish public limited company, and all of its wholly-owned and majority-owned subsidiaries.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains various statements relating to future financial performance and results, business strategy, plans, goals and objectives, including certain projections, business trends and other statements that are not historical facts. These statements constitute forward-looking statements. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “budget,” “strategy,” “plan,” “guidance,” “outlook,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements reflect our beliefs and expectations based on current estimates and projections. While we believe these expectations, and the estimates and projections on which they are based, are reasonable and were made in good faith, these statements are subject to numerous risks and uncertainties. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecasted in the forward-looking statements. We undertake no obligation to correct, update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except to the extent required under federal securities laws. The following, together with disclosures under “Item 1A. – Risk Factors,” sets forth certain risks and uncertainties relating to our forward-looking statements that may cause actual results to be materially different from our present expectations or projections:

•	risks associated with disease outbreaks and other public health issues, including COVID-19, their impact on the global economy and the business of our Company, customers, suppliers and other partners, changes in, and the administration of, treaties, laws, and regulations, including in response to such issues and the potential for such issues to exacerbate other risks we face, including those related to the factors listed or referenced below;

•	further spread and potential for a resurgence of COVID-19 in a given geographic region and related disruptions to our business, customers, suppliers and other partners and additional regulatory measures or voluntary actions that may be put in place to limit the spread of COVID-19, including vaccination requirements and the associated availability of vaccines, restrictions on business operations or social distancing requirements, and the duration and efficacy of such restrictions;

•	the price and price volatility of, and demand for, oil, natural gas and natural gas liquids;

•	member-country quota compliance within the Organization of Petroleum Exporting Countries (“OPEC”);

•	our ability to realize expected revenues and profitability levels from current and future contracts;

•	our ability to generate cash flow from operations to fund our operations;

•	global political, economic and market conditions, political disturbances, war, terrorist attacks, changes in global trade policies, weak local economic conditions and international currency fluctuations;

•	increases in the prices and lack of availability of our procured products and services;

•	our ability to timely collect from customers;

•	our ability to realize cost savings and business enhancements from our revenue and cost improvement efforts;

•	our ability to attract, motivate and retain employees, including key personnel;

•	our ability to access capital markets on terms that are commercially acceptable to the Company, or at all;

•	our ability to manage our workforce, supply chain and business processes, information technology systems and technological innovation and commercialization, including the impact of our organization restructure, business enhancements, improvement efforts and the cost and support reduction plans;

•	potential non-cash asset impairment charges for long-lived assets, intangible assets or other assets;

•	adverse weather conditions in certain regions of our operations; and

•	failure to ensure on-going compliance with current and future laws and government regulations, including but not limited to environmental and tax and accounting laws, rules and regulations as well as stock exchange listing rules.

Many of these factors are macro-economic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, affect us in ways or to an extent that we currently do not expect or consider to be significant, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this registration statement as anticipated, believed, estimated, expected, intended, planned or projected.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in our other filings with the Securities and Exchange Commission (the “SEC”) or under future filings pursuant to the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and the Securities Act of 1933 (as amended, the “Securities Act”). For additional information regarding risks and uncertainties, see our other filings with the SEC. In the event of an inconsistency between any prior or current SEC filing, the most current SEC filing would control.

EXPLANATORY NOTE

Weatherford International plc is filing this Amendment No. 2 to the General Form for Registration of Securities on Form 10 to register its ordinary shares, par value $0.001 per share (“Ordinary Shares”), pursuant to Section 12(b) of the Exchange Act, because we are seeking to list our Ordinary Shares on The Nasdaq Stock Market LLC (“Nasdaq”). We have filed a listing application to list our Ordinary Shares on Nasdaq under the symbol “WFRD”. We refer to the initial listing of our Ordinary Shares on Nasdaq throughout this registration statement as the “listing.”

Since April 2020, our Ordinary Shares have traded on the OTC Pink Marketplace under the ticker symbol “WFTLF” following the delisting of our Ordinary Shares from the New York Stock Exchange (“NYSE”) after our emergence from bankruptcy, as detailed below, and we have continued filing periodic reports with the SEC on a voluntary basis. Upon this registration statement becoming effective, we will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act.

In July 2019, Weatherford International plc and two of our subsidiaries (collectively, the “Weatherford Parties”) commenced voluntary reorganization proceedings (the “Cases”), including under Chapter 11 of Title 11 (“Chapter 11”) of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”), with ancillary proceedings filed in Ireland and Bermuda. Our plan of reorganization (as amended, the “Plan”), together with the schemes of arrangement in Ireland and Bermuda, became effective on December 13, 2019 (the “Effective Date”) and the Weatherford Parties emerged from Chapter 11.

Upon emergence from Chapter 11, on the Effective Date, we adopted and applied the relevant guidance with respect to the accounting and financial reporting for entities that have emerged from bankruptcy proceedings (“Fresh Start Accounting”). Under Fresh Start Accounting, our balance sheet on the Effective Date reflected all our assets and liabilities at fair value. As described in “Part II – Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 1 – Summary of Significant Accounting Policies” of the Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on February 19, 2021 as amended on Form 10-K/A on March 18, 2021 (the “Form 10-K”), references to “Predecessor” relate to the Consolidated Statements of Operations for the period from January 1, 2019 through and including the adjustments from the application of Fresh Start Accounting on December 13, 2019 and for the year ended December 31, 2018 (“Predecessor Periods”). References to “Successor” relate to the Consolidated Statements of Operations for the year ended December 31, 2020 and the period from December 14, 2019 through December 31, 2019 (“Successor Periods”). References and comparisons to results for the year ended December 31, 2019 relate to the combined Successor and Predecessor Periods for the year ended December 31, 2019, as the 18 days of the Successor Period is not a significant period of time impacting the combined 2019 results.

Certain financial statements and supplementary information required to be included herein are incorporated by reference to specifically identified portions of the Form 10-K or the Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed with the SEC on May 6, 2021 (the “Form 10-Q”). None of the information contained in the Form 10-K or the Form 10-Q shall be incorporated by reference herein or deemed to be a part hereof unless such information is expressly incorporated by reference.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Business.

Weatherford is a multinational oilfield service company that is a leading wellbore and production solution company providing equipment and services used in the drilling, evaluation, completion, production and intervention of oil and natural gas wells. We were originally incorporated in Delaware in 1972 and are currently incorporated in Ireland. Many of our businesses, including those of our predecessor companies, have been operating for more than 50 years.

We conduct operations in over 75 countries, answering the challenges of the energy industry with approximately 390 operating locations including manufacturing, research and development, service and training facilities. Our operational performance is reviewed on a geographic basis and we report our Western Hemisphere and Eastern Hemisphere as separate and distinct reporting segments.

Our principal executive offices are located at 2000 St. James Place, Houston, Texas 77056 and our telephone number at that location is (713) 836-4000. Our internet address is www.weatherford.com. General information about us, including our corporate governance policies, code of business conduct and charters for the committees of our Board of Directors (the “Board”), can be found on our website. On our website we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished as soon as reasonably practicable after we electronically file or furnish them to the SEC. The SEC maintains a website that contains our reports, historic proxy and information statements (currently not applicable to us) and our other SEC filings. The address of that site is www.sec.gov.

COVID-19 Pandemic

The COVID-19 pandemic, travel constraints and access restrictions to customer work locations continue to cause significant uncertainty for the global economy, resulting in the continued significant decline in the global demand for oil and gas and related customer activity shutdowns. This continues to cause an imbalance in the supply and demand for oil and gas. The impacts of the COVID-19 pandemic together with uncertainty around the extent and timing for an economic recovery, caused significant market volatility of commodity prices in the first half of 2020 and resulted in significant reductions to the capital spending during 2020 of our primary customer base which consists of exploration and production companies, with lowering expectations of oil and gas related spending into 2021 and beyond. In addition, the risk of additional COVID-19 related restrictions or lockdowns remains, which creates further uncertainty in the global economic outlook and impact on oil and gas markets.

We continue to closely monitor the global impacts surrounding the COVID-19 pandemic, including operational and manufacturing disruptions, logistical constraints and travel restrictions. These factors have negatively impacted our ability to operate and we expect these negative impacts to continue. We have experienced and expect to continue to experience delays or a lack of availability of key components from our suppliers, shipping and other logistical delays and disruptions, customer restrictions that prevent access to their sites, community measures to contain the spread of the virus and changes to Weatherford’s policies that have both restricted and changed the way our employees work. We expect most, if not all, of these disruptions and constraints to have lasting effects on how we and our customers and suppliers work in the future.

Faced with these challenges, we have evolved our digital portfolio and enhanced our applications to offer fully-integrated digital oilfield solutions. We have also increased our offerings of automated well construction and remote monitoring and predictive analytics related to our production offerings. Finally, we continuously improve crew rotations and management practices to minimize our employees’ exposure to COVID-19. Our identification and management of COVID-19 cases continues to improve, through updated protocols, advanced testing and response procedures.

Reorganization and Emergence from Bankruptcy Proceedings

In July 2019, the Weatherford Parties commenced the Cases in the Bankruptcy Court, with ancillary proceedings filed in Ireland and Bermuda. The Plan, together with the schemes of arrangement in Ireland and Bermuda, became effective on the Effective Date and the Weatherford Parties emerged from Chapter 11.

On the Effective Date, the Weatherford Parties’ then-existing unsecured senior and exchangeable senior notes totaling $7.6 billion were cancelled pursuant to the terms of the Plan. At such time in accordance with the Plan, all previously issued and outstanding equity interests in the Company were cancelled and the Company issued an aggregate of 69,999,954 new Ordinary Shares to the holders of such senior notes and holders of old Ordinary Shares. In addition, the Company issued warrants to purchase up to an aggregate of 7,777,779 new Ordinary Shares (“Warrants”) to holders of old Ordinary Shares, subject to adjustment as set forth in the Warrant Agreement, dated December 13, 2019, by and between Weatherford International plc and American Stock Transfer and Trust Company, LLC (the “Warrant Agreement”).

For additional details regarding the Cases, see “Part II – Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 2 – Emergence from Chapter 11 Bankruptcy Proceedings” and “Part II – Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 3 – Fresh Start Accounting” in the Form 10-K, which are incorporated herein by reference. See also “Explanatory Note” of this registration statement, which is incorporated herein by reference.

Strategy

Our primary objective is to build value through profitable growth in our core product lines with disciplined use of capital and a strong customer focus.

Our customers’ objectives are continually evolving and are currently focused on lowering capital and operational expenditures, generating positive cash flow, reducing emissions, and enhancing safety. Weatherford has aligned its technology development and operations around these trends and is expanding its role as a market leading solutions provider that assists our customers in addressing their key operational challenges related to four domains:

•	Mature Fields: rejuvenating aging assets from the reservoir to the point of sale through optimizing lift efficiency, restoring wellbore efficiency and integrity, accelerating reservoir recovery and permanently abandoning wells when they are no longer economic to produce.

•	Unconventionals: enabling customers to solve reservoir challenges and maximize production by drilling faster, deeper, safer and cheaper and combating production declines through accurate reservoir evaluation, efficient well construction, effective stimulation and optimizing production.

•	Offshore: supporting customers sustain high-margin, long-term production with a focus on reducing rig time, enhancing safety and reliability and increasing well integrity through the optimization of well placement and construction.

•	Digitalization and Automation: leveraging our core competencies and significant presence at well sites to capture, analyze and present information for our customers by leveraging the internet of things, data analytics and cloud computing across our many solutions.

We have enabled this solution-based focus across our organization through a commitment to improving safety and service quality, embedding a returns-focused mindset in our organization and developing and commercializing new technologies.

Markets

We are a leading global wellbore and production solutions company providing equipment and services to the oil and natural gas exploration and production industry. Demand for our industry’s services and products depends in part upon commodity prices for oil and gas, the number of oil and natural gas wells drilled, the depth and drilling conditions of wells, the number of well completions, the depletion and age of existing wells and the level of workover activity worldwide.

Technology is critical to the oil and natural gas marketplace as a result of the maturity of the world’s oil and natural gas reservoirs, the acceleration of production decline rates and the focus on complex well designs, including deepwater prospects. Customers continue to seek, test and use production-enabling technologies at an increasing rate. We invested substantial resources into building our technology offerings, which helps us to provide our customers with more efficient tools to find and produce oil and natural gas. Our products and services enable our customers to reduce their costs of drilling and production, or increase production rates, or both. Furthermore, these technology offerings afford us additional opportunities to sell our core products and services to our customers.

Reporting Segments

Our chief operating decision maker regularly reviews the information of our two reportable segments, which are our Western Hemisphere and Eastern Hemisphere. These reportable segments are based on management’s organization and view of Weatherford’s business when making operating decisions, allocating resources and assessing performance. Research and development expenses are included in the results of both our Western and Eastern Hemisphere segments. Our corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately under the caption Corporate General and Administrative in our Segment Information disclosures.

Products and Services

Our principal business is to provide equipment and services to the oil and natural gas exploration and production industry, both onshore and offshore. During the second quarter of 2020, in order to support the streamlining and realignment of the business, we combined our prior reported four product lines into two product lines. Our two product lines are: (1) Completion and Production and (2) Drilling, Evaluation and Intervention. Our new combined Completion and Production product line was previously reported as two separate product lines. Our new Drilling, Evaluation and Intervention product line was previously reported as two separate product lines of (i) Drilling and Evaluation, and (ii) Well Construction.

Completion and Production offers production optimization services and a complete production ecosystem, featuring our artificial-lift portfolio, testing and flow-measurement solutions, and optimization software to boost productivity and profitability. In addition, we have a suite of modern completion products, reservoir stimulation designs and engineering capabilities that isolate zones and unlock reserves in deepwater, unconventional and aging reservoirs. The following is a detailed description of our product and service offerings under our Completion and Production product line.

Artificial Lift Systems provides a mechanical method to produce oil or gas from a well lacking sufficient reservoir pressure for natural flow. We provide most forms of lift, including reciprocating rod lift systems, progressing cavity pumping, gas-lift systems, hydraulic-lift systems, plunger-lift systems and hybrid lift systems for special applications. We also offer related automation and control systems.

Pressure Pumping offers customers advanced chemical technology and services for safe and effective production enhancements. In selected international markets, we provide pressure pumping and reservoir stimulation services, including acidizing, fracturing and fluid systems, cementing and coiled-tubing intervention.

Testing and Production Services provides well test data and slickline and intervention services. The service line includes drillstem test tools, surface well testing services and multiphase flow measurement.

Completion Systems offers customers a comprehensive line of completion tools-such as safety systems, production packers, downhole reservoir monitoring, flow control, isolation packers, multistage fracturing systems and sand-control technologies that set the stage for maximum production with minimal cost per barrel.

Liner Systems includes liner hangers to suspend a casing string within a previous casing string rather than from the top of the wellbore. The service line offers a comprehensive liner-hanger portfolio, along with engineering and executional experience, for a wide range of applications that include high-temperature and high-pressure wells.

Cementing Products enables operators to centralize the casing throughout the wellbore and control the displacement of cement and other fluids for proper zonal isolation. Specialized equipment includes plugs, float and stage equipment and torque-and-drag reduction technology. Our cementing engineers analyze complex wells and provide all job requirements from pre-job planning to installation.

Drilling, Evaluation and Intervention comprises a suite of services ranging from early well planning to reservoir management. The drilling services offer innovative tools and expert engineering to increase efficiency and maximize reservoir exposure. The evaluation services merge wellsite capabilities including wireline and managed pressure drilling. We also build or rebuild well integrity for the full life cycle of the well. Using conventional to advanced equipment, we offer safe and efficient tubular running services in any environment. Our skilled fishing and re-entry teams execute under any contingency from drilling to abandonment, and our drilling tools provide reliable pressure control even in extreme wellbores. The following is a detailed description of our product and service offerings currently provided by our Drilling, Evaluation and Intervention product line.

Drilling Services includes directional drilling, logging while drilling, measurement while drilling and rotary-steerable systems. This service line also includes our full range of downhole equipment, including high-temperature and high-pressure sensors, drilling reamers and circulation subs.

Managed Pressure Drilling helps to manage wellbore pressures to optimize drilling performance. The services incorporate various technologies, including rotating control devices and advanced automated control systems, as well as, several drilling techniques, such as closed-loop drilling, air drilling, managed-pressure drilling and underbalanced drilling.

Wireline Services includes open-hole and cased-hole logging services that measure the physical properties of underground formations to determine production potential, locate resources and detect cement and casing integrity issues. The service line also executes well intervention and remediation operations by conveying equipment via cable into oil and natural gas wells.

Tubular Running Services provides equipment, tubular handling, tubular management and tubular connection services for the drilling, completions and workover of oil or natural gas wells. The services include conventional rig services, automated rig systems, real-time torque-monitoring and remote viewing of the makeup and breakout verification process. In addition, they include drilling-with-casing services.

Intervention Services provides re-entry, fishing, wellbore cleaning and well abandonment services, as well as, advanced multilateral well systems.

Drilling Tools and Rental Equipment delivers our patented tools and equipment, including drillpipe and collars, bottom hole assembly tools, tubular-handling equipment, pressure-control equipment and machine-shop services, for drilling oil and natural gas wells.

Other Business Data

Competition

We provide our products and services worldwide and compete in a variety of distinct segments with a number of competitors. Our principal competitors include Schlumberger, Halliburton, Baker Hughes, NOV, Nabors Industries, ChampionX and Frank’s International. We also compete with various other regional suppliers that provide a limited range of equipment and services tailored for local markets. Competition is based on a number of factors, including performance, safety, quality, reliability, service, price, response time and, in some cases, depth and breadth of products. The oilfield services business is highly competitive, which may adversely affect our ability to succeed. Additionally, the impact of consolidation and acquisitions of our competitors is difficult to predict and may harm our business as a result.

Raw Materials

We purchase a wide variety of raw materials, as well as parts and components made by other manufacturers and suppliers, for use in our manufacturing facilities. Many of the products or components of products sold by us are manufactured by other parties. We are not dependent in any material respect on any single supplier for our raw materials or purchased components.

Customers

Substantially all of our customers are engaged in the energy industry. Most of our international sales are to large international or national oil companies and North America sales are to independent oil companies. As of December 31, 2020, the Eastern and Western Hemisphere accounted for 54% and 46%, respectively, of our total net outstanding accounts receivable from customers balance. As of December 31, 2020, customer receivables in Mexico and the U.S. accounted for 23% and 12%, respectively, of our total net outstanding accounts receivables from customers. No other country accounted for more than 10% of our net outstanding accounts receivables balance. For the years ended December 31, 2020, 2019 and 2018, no individual customer accounted for more than 10% of our consolidated revenues.

Backlog

Our services are usually short-term, day-rate based and cancellable should our customers wish to alter the scope of work. Consequently, our backlog of firm orders is not material to our business.

Research, Development and Patents

We maintain world-class technology and training centers throughout the world. Additionally, we have research, development and engineering facilities that are focused on improving existing products and services and developing new technologies to meet customer demands for improved drilling performance and enhanced reservoir productivity. Weatherford has significant expertise, trade secrets, intellectual property and know-how with respect to manufacturing equipment and providing services. As many areas of our business rely on patents and proprietary technology, we seek and ensure patent protection both inside and outside the U.S. for products and methods that appear to have commercial significance. Although in the aggregate our patents are important to the manufacturing and marketing of many of our products and services, we do not believe that the expiration of any one of our patents would have a materially adverse effect on our business.

With respect to the Successor, we amortize developed technology over five years. With respect to the Predecessor, we amortized patents over the years that we expected to benefit from their existence, which typically extended from the grant of the patent through and until 20 years after the filing date of the patent application.

Seasonality

The widespread geographical locations of our operations serve to mitigate the overall impact of the seasonal nature of our business in certain geographic regions. Weather and natural phenomena can temporarily affect the level of demand for our products and services. Spring months in Canada and winter months in the North Sea and Russia can affect our operations negatively. Additionally, heavy rains, hurricanes or an exceedingly cold winter in a given region or other climate changes may impact our results. Unpredictable or unusually harsh weather conditions could lengthen the periods of reduced activity and have a detrimental impact to our results of operations. In addition, customer spending patterns for our products and services may result in higher activity in the fourth quarter of each year as our customers seek to fully utilize their annual budgets. Conversely, customer budget constraints may lead to lower demand for our services and products in the fourth quarter of each year.

Federal Regulation and Environmental Matters

Our operations are subject to federal, state and local laws and regulations in the U.S. and globally relating to the energy industry in general and the environment in particular. Our 2020 expenditures to comply with environmental laws and regulations were not material, and we currently do not expect the cost of compliance with environmental laws and regulations for 2021 to be material.

We have obligations and expect to incur capital, operating and maintenance and remediation expenditures as a result of compliance with environmental laws and regulations. Among those obligations, are the current requirements imposed by the Texas Commission on Environmental Quality (“TCEQ”) at the former Universal Compression facility in Midland, Texas. At this location we are performing a TCEQ-approved Remedial Action Plan (“RAP”) to address contaminated ground water. The performance of the RAP and related expenses are scheduled to be performed over a 10 to 20-year period and, may cost as much as $6 million, all of which is recorded as an undiscounted obligation on the Consolidated Balance Sheets as of December 31, 2020. We continuously monitor and strive to maintain compliance with changes in laws and regulations that impact our business.

Human Capital Management

Focus on People and Culture

At Weatherford, our people are our most critical asset, vital to our sustained, long-term success. We believe we have a dedicated and capable workforce and our employees have expertise in a variety of disciplines ranging from engineering to oilfield services support to multiple corporate functions.

We strive daily to provide a culture that focuses on delivering results through attracting, developing and retaining the talent we need to build, sustain and operate effectively and efficiently across our organization and within the oilfield equipment and services industry. We understand the value that each individual brings to the table and we celebrate diversity in all its forms and are immensely proud of our workforce.

We are focused on building a high-performance culture through objective setting, ongoing and regular career discussions and individual development plans and regular coaching and feedback. During this process, we are grounded by our core values: ethics and integrity, discipline and accountability, flawless execution, collaboration and partnership, innovation and technology leadership and commitment to sustainability.

Focus on Safety

The safety of our employees remains the primary focus of our management. Our vision is to be a company that is incident free, delivers on our promises to our customers, and leaves the environments and communities in which we operate better than we found them. Our Eight GEMS (Getting Everyone Managing Safety) program is designed to educate employees and empower them to intervene when they see unsafe situations. Each GEM focuses on a specific opportunity for risk prevention, including driver and vehicle safety, commitment and intervention, facility safety, induction and training, risk management, lifting equipment and operations, hazardous substances, hazardous environments and occupational health.

Throughout the COVID-19 crisis, we have remained focused on protecting the health and safety of our customers and employees. Shortly after the outset of COVID-19, we adopted enhanced safety measures and practices across our organization to protect employee health and safety and ensure that we would continue to be able to play a critical role in providing energy. We monitor and track the impact of the pandemic on our employees and within our operations, and proactively modify or adopt new practices to promote their health and safety.

Compensation

Our goal in our compensation programs is to provide competitive compensation opportunities to each of our employees that are well-balanced between our short- and long-term strategic priorities, that discourage excessive or unnecessary risk taking and that reward our employees appropriately for their efforts. We are committed to maintaining and fostering a culture grounded in the principles inherent in pay-for-performance over the short and long-term for our employees eligible to receive a bonus. Through this culture, we strive to attract, motivate, retain and reward our employees for their work that contributes to building our brand and to sustaining our success in the marketplace. We believe our culture of aligning our strategic priorities with our compensation programs supports a cohesive drive towards value creation for all our stakeholders.

Diversity & Inclusion

We are committed to fostering a diverse and inclusive environment where everyone feels comfortable bringing their true selves to work. It is important that we operate in a collaborative and inclusive manner across all levels of our organization, embracing gender, racial and ethnic diversity among our employees and recognizing the strength and competitive advantages that our differences afford us as an individual and a company. Our Diversity and Inclusion (“D&I”) Program promotes partnerships, engagement and collaboration across our organization.

Our D&I Executive Council, which includes our executive leadership team and other senior leaders, provides strategic direction and oversight of the D&I Program. In addition, we have a Global D&I Advisory Board with global employee representation. Employee Resource Groups based on the needs and requests of our employees seek to align activities to enrich our culture and drive D&I initiatives at the local level that engage, educate and empower our workforce while having a positive impact on our business.

In the fourth quarter of 2020, we rolled out “Avoiding Unconscious Bias eLearning” as a global training course for employees and managers, and we conducted an interactive virtual session on Inclusive Leadership.

Employee Statistics

As of December 31, 2020, Weatherford had approximately 17,200 employees globally, located in 75 different countries. In response to the price of crude oil and a lower level of exploration and production spending, in addition to other overall cost reductions, we reduced our workforce by 28% and 35% from our workforce totals at December 31, 2019 and 2018, respectively. Certain of our operations are subject to union contracts and these contracts cover approximately 17% of our employees.

Item 1A. Risk Factors.

An investment in our securities involves various risks. You should consider carefully all the risk factors described below, the matters discussed above under “Forward-Looking Statements” and other information included and incorporated by reference in this registration statement on Form 10, as well as in other reports and materials that we file or furnish with the SEC. If any of the risks described below, or elsewhere in this registration statement or our other SEC filings, were to materialize, our business, financial condition, results of operations, cash flows and prospects could be materially adversely affected. In such case, the trading price of our Ordinary Shares could decline, and investors could lose part or all of their investment. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

Oilfield Services Industry Risks

Our business is dependent on capital spending by our customers, which is greatly affected by fluctuations in oil and natural gas prices and the availability and cost of capital; reductions in capital spending by our customers has had, and could continue to have, an adverse effect on our business, financial condition and results of operations.

Demand for our services and products is tied to the level of exploration, development and production activity and the corresponding capital and operating spending by oil and natural gas exploration and production companies, including national oil companies. The level of exploration, development and production activity is directly affected by fluctuations in oil and natural gas prices, which historically have been volatile and are likely to continue to be volatile in the future, especially given current geopolitical and economic conditions. Sustained low oil and natural gas prices and declining global demand for oil and natural gas, including reduced demand as a result of the COVID-19 pandemic, have led to our customers, including large oil and gas exploration and production companies, to greatly reduce planned future capital expenditures. Factors affecting the prices of oil and natural gas include, but are not limited to: (1) the level of supply and demand for oil and natural gas; (2) the ability or willingness of OPEC and the expanded alliance collectively known as OPEC+ to set and maintain oil production levels; (3) the level of oil and natural gas production in the U.S. and by other non-OPEC+ countries; (4) oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas; (5) the cost of, and constraints associated with, producing and delivering oil and natural gas; (6) governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves; (7) weather conditions, natural disasters and health or similar issues, such as pandemics or epidemics; (8) worldwide political, military and economic conditions; and (9) increased demand for alternative energy and electric vehicles, including government initiatives to promote the use of renewable energy sources and public sentiment around alternatives to oil and gas.

In addition, low commodity prices, the short-term tenor of most of our contracts and the financial stress experienced by some of our customers have combined to increase the demands by many of our customers for reductions in the prices we receive for our products and services. Further reductions in capital spending or requests for further cost reductions by our customers could directly impact our business by reducing demand and pricing for our services and products which would have a material adverse effect on our business, financial condition and results of operations. Spending by exploration and production companies can also be impacted by conditions in the capital markets, which have been volatile in recent years. Limitations on the availability of capital or higher costs of capital may cause exploration and production companies to make additional reductions to capital budgets even if oil and natural gas prices increase from current levels. Any such cuts in spending would curtail drilling programs, as well as discretionary spending on well services, which may result in a reduction in the demand for our services, the rates we can charge and the utilization of our assets which could have a material adverse effect on our business, financial condition and results of operations.

Climate change, environmental, social and governance and “sustainability” initiatives may result in significant operational changes and expenditures, reduced demand for our products and adversely affect our business, results of operations, stock price or access to capital markets.

Climate change, environmental, social and governance (“ESG”) and sustainability are a growing global movement. Continuing political and social attention to these issues has resulted in both existing and pending international agreements and national, regional or local legislation and regulatory measures, as well as societal pressure in some areas, to limit greenhouse gas emissions and has been stated in the U.S. to be a priority of the new Biden Administration and the SEC, as well as other initiatives. These agreements and measures, including the Paris Climate Accord, may require, or could result in future legislation and regulatory measures that require, significant equipment modifications, operational changes, taxes or purchase of emission credits to reduce emission of greenhouse gases from our operations, which may result in substantial capital expenditures and compliance, operating, maintenance and remediation costs. As a result of heightened public awareness and attention to these issues as well as continued regulatory initiatives to reduce the use of oil and gas, demand for hydrocarbons may be reduced, which would have an adverse effect on our business and results of operations. The imposition and enforcement of stringent greenhouse gas emissions reduction requirements could severely and adversely impact the oil and gas industry and therefore significantly reduce the value of our business.

Certain financial institutions, institutional investors and other sources of capital have begun to limit or eliminate their investment in oil and gas activities due to concerns about climate change, which could make it more difficult to finance our business. Increasing attention to climate change, ESG and sustainability has resulted in governmental investigations, and public and private litigation, which could increase our costs or otherwise adversely affect our business or results of operations.

In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to increased negative investor sentiment toward us and our industry and to the diversion of investment to other industries, which could have a negative impact on the price of our Ordinary Shares and our access to and costs of capital.

Severe weather, including extreme weather conditions associated with global climate change, has in the past adversely affected, and could in the future adversely affect, our business and results of operations.

Our business has been, and in the future will be, affected by severe weather in areas where we operate, which could materially affect our operations and financial results. In addition, impacts of climate change could increase the frequency and severity of extreme weather conditions. Any such extreme weather-related events could have a material adverse effect on our business, financial condition and results of operations.

Liability claims resulting from catastrophic incidents could have a material adverse effect on our business, financial condition and results of operations.

Drilling for and producing hydrocarbons, and the associated products and services that we provide, include inherent dangers that may lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Many of these events are outside our control. Typically, we provide products and services at a well site where our personnel and equipment are located together with personnel and equipment of our customer and third parties, such as other service providers. At many sites, we depend on other companies and personnel to conduct drilling and other operations in accordance with appropriate safety standards. From time to time, personnel are injured or equipment or property is damaged or destroyed as a result of accidents, failed equipment, faulty products or services, failure of safety measures, uncontained formation pressures or other dangers inherent in drilling for oil and natural gas. Any of these events can be the result of human error. With increasing frequency, our products and services are deployed on more challenging prospects both onshore and offshore, where the occurrence of the types of events mentioned above can have an even more catastrophic impact on people, equipment and the environment. Such events may expose us to significant potential losses which could have a material adverse effect on our business, financial condition and results of operations.

Business and Operational Risks

The COVID-19 pandemic has significantly weakened demand for our products and services and has had a substantial negative impact on our business, financial condition, results of operations and cash flows.

The effects of the COVID-19 pandemic, including actions taken by businesses and governments to contain the spread of the virus, have resulted in a significant and swift reduction in international and U.S. economic activity. These effects materially adversely affected the demand for oil and natural gas, as well as for our services and products. The collapse in the demand for oil in March 2020 caused in large part by this unprecedented global health and economic crisis, and the corresponding decline in our customers’ demand for our services and products had a substantial negative impact on our financial condition, results of operations and cash flows in 2020.

The COVID-19 pandemic impacts severely impacted our business and our industry. These effects included, and may continue to include, adverse revenue and net income effects; disruptions to our operations; customer shutdowns of oil and gas exploration and production; employee impacts from illness, school closures and other community response measures; and temporary closures of our facilities or the facilities of our customers and suppliers.

The extent to which our operating and financial results are affected by the COVID-19 pandemic will depend on various factors and consequences beyond our control, such as the duration and scope of the pandemic; additional actions by businesses and governments in response to the pandemic; and the speed and effectiveness of responses to combat the virus, including vaccine development and distribution. The COVID-19 pandemic, and the volatile regional and global economic conditions stemming from the pandemic, exacerbated, and could continue to exacerbate, the potential negative impact from many of our risk factors. The COVID-19 pandemic may also have a considerable and detrimental effect on our operating and financial results in a manner that is not currently known to us or that we do not currently consider as significant risks to our operations.

Given the nature and significance of the events described above, we are not able to enumerate all potential risks to our business; however, we believe that in addition to the impacts described above, other current and potential impacts of these recent events include, but are not limited to:

•	structural shift in the global economy and its demand for oil and natural gas as a result of changes in the way people work, travel and interact, or in connection with a global recession or depression;

•	reduction of our global workforce to adjust to market conditions, including severance payments, retention issues and an inability to hire employees when market conditions improve;

•	infections and quarantining of our employees and the personnel of our customers, suppliers and other third parties in areas in which we operate;

•	our insurance policies may not cover losses associated with pandemics like COVID-19 or similar global health threats;

•	litigation risk and possible loss contingencies related to COVID-19 and its impact, including with respect to commercial contracts, employment matters, personal injury and insurance arrangements; and

•	cybersecurity issues, as digital technologies may become more vulnerable and experience a higher rate of cyberattacks in the current environment of remote connectivity due to stay-at-home orders.

Given the dynamic nature of these events, we cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery.

Our operational and financial growth is dependent on our liquidity requirements and the adequacy of our capital resources.

Our liquidity, including our ability to meet our ongoing operational obligations, is dependent upon, among other things: (i) our ability to maintain adequate cash on hand; (ii) our ability to generate cash flow from operations; and (iii) changes in market conditions that negatively impact our revenue.

The energy industry faces negative sentiment in the capital markets which has impacted the ability of participants to access appropriate amounts of capital under suitable terms. This negative sentiment in the energy industry has not only impacted our customers in North America, it is also affecting the availability and the pricing for most credit lines extended to participants in the industry.

We utilize letters of credit and performance and bid bonds to provide credit support to our customers. If the beneficiaries were to call the letters of credit issued under our committed and or uncommitted facilities, our available cash balance may be reduced by the amount called and it could have an adverse impact on our business, operations and financial condition.

As of March 31, 2021, we had $328 million of letters of credit outstanding, consisting of $160 million under our senior letter of credit agreement (the “LC Credit Agreement”) and $168 million under various uncommitted facilities (of which there was $163 million in cash collateral held and recorded in “Restricted Cash” on the Consolidated Balance Sheets). In Latin America we utilize surety bonds as part of our customary business practice. As of March 31, 2021, we had surety bonds outstanding of $321 million, primarily in Latin America. Any of our outstanding letters of credit or surety bonds could be called by the beneficiaries should we breach certain contractual or performance obligations. If the beneficiaries were to call the letters of credit under the LC Credit Agreement or the surety bonds, our available liquidity would be reduced by the amount called, which could have an adverse impact on our business, operations and financial condition.

We may not be fully indemnified against financial losses in all circumstances where damage to or loss of property, personal injury, death or environmental harm occur.

As is customary in our industry, our contracts typically require that our customers indemnify us for claims arising from the injury or death of their employees (and those of their other contractors), the loss or damage of their equipment (and that of their other contractors), damage to the well or reservoir and pollution originating from the customer’s equipment or from the reservoir (including uncontained oil flow from a reservoir) and claims arising from catastrophic events, such as a well blowout, fire, explosion and from pollution below the surface. Conversely, we typically indemnify our customers for claims arising from the injury or death of our employees, the loss or damage of our equipment (other than equipment lost in the hole) or pollution originating from our equipment above the surface of the earth or water.

Our indemnification arrangements may not protect us in every case. For example, our indemnity arrangements may be held to be overly broad in some courts and/or contrary to public policy in some jurisdictions, and to that extent may be unenforceable. Additionally, some jurisdictions which permit indemnification nonetheless limit its scope by applicable law, rule, order or statute. We may be subject to claims brought by third parties or government agencies with respect to which we are not indemnified. Furthermore, the parties from which we seek indemnity may not be solvent, may become bankrupt, may lack resources or insurance to honor their indemnities or may not otherwise be able to satisfy their indemnity obligations to us. The lack of enforceable indemnification could expose us to significant potential losses.

Further, our assets generally are not insured against loss from political violence such as war, terrorism or civil unrest. If any of our assets are damaged or destroyed as a result of an uninsured cause, we could recognize a loss of those assets.

Our indebtedness and liabilities could limit cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our financial obligations.

As of March 31, 2021, we had approximately $2.6 billion of long-term debt with $2.1 billion in aggregate principal amount of our 11.0% Senior Notes maturing on December 1, 2024 (“Exit Notes”) and $500 million in aggregate principal amount of our 8.75% Senior Secured Notes maturing on September 1, 2024 (“Senior Secured Notes”). Pursuant to the terms of our Exit Notes and Senior Secured Notes, we expect to have interest payments of approximately $275 million annually until maturity. Our level of indebtedness has negative consequences for our business, financial condition and results of operations, including:

•	limiting our ability to obtain additional financing on terms that are commercially acceptable;

•	requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, thereby reducing our Free Cash Flow (as defined below) and the amount of our cash flow available for other purposes;

•	limiting our flexibility in planning for, or reacting to, changes in our business;

•	placing us at a possible competitive disadvantage with less leveraged competitors or competitors that may have better access to capital resources; and

•	increasing our vulnerability to adverse economic and industry conditions.

Our ability to make scheduled payments on or to refinance, if desired before maturity, our debt obligations will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. Lower commodity prices and in turn lower demand for our products and services have negatively impacted our revenues, earnings and cash flows, and sustained low oil and natural gas prices could have an adverse effect on our liquidity position. Any harm to our business and operations resulting from our current or future level of indebtedness could adversely affect our ability to pay amounts due to our lenders and noteholders.

Our business may be exposed to uninsured claims and, as a result, litigation might result in significant potential losses. The cost of our insured risk management program may increase.

In the ordinary course of business, we become the subject of various claims and litigation. We maintain liability insurance, which includes insurance against damage to people, property and the environment, up to maximum limits of $350 million, subject to self-insured retentions and deductibles.

Our insurance policies are subject to exclusions, limitations and other conditions and may not apply in all cases, for example where willful wrongdoing on our part is alleged. It is possible an unexpected judgment could be rendered against us in cases in which we could be uninsured and beyond the amounts we currently have reserved or anticipate incurring, and in some cases those potential losses could be material.

Our insurance may not be sufficient to cover any particular loss or our insurance may not cover all losses. For example, although we maintain product liability insurance, this type of insurance is limited in coverage and it is possible an adverse claim could arise in excess of our coverage. Additionally, insurance rates have in the past been subject to wide fluctuation and may be unavailable on terms that we or our customers believe are economically acceptable. Reductions in coverage, changes in the insurance markets and accidents affecting our industry may result in further increases in our cost and higher deductibles and retentions in future years and may also result in reduced activity levels in certain markets. As a result, we may not be able to continue to obtain insurance on commercially reasonable terms. Any of these events could have an adverse impact on our business, financial condition and results of operations.

A significant portion of our revenue is derived from our operations outside the U.S., which exposes us to risks inherent in doing business in each of the over 75 countries in which we operate.

Our non-U.S. operations accounted for 80% of our consolidated revenue in 2020. Operations in countries other than the U.S. are subject to various risks, including:

•	volatility in political, social and economic conditions including currency exchange controls, inflation and currency exchange rate fluctuations and devaluations;

•	exposure to expropriation of our assets, deprivation of contract rights or other governmental actions;

•	social unrest, acts of terrorism, war or other armed conflict;

•	varying international laws and regulations;

•	confiscatory taxation or other adverse tax policies;

•	trade and economic sanctions or other restrictions imposed by the European Union, the U.S. or other countries;

•	exposure under the U.S. Corrupt Practices Act or similar legislation; and

•	restrictions on the repatriation of income or capital.

Our actual financial results after emergence from bankruptcy are not comparable to our historical financial information as a result of the implementation of the Plan and the transactions contemplated thereby and the implementation of Fresh Start Accounting.

Upon our emergence from bankruptcy, we adopted Fresh Start Accounting and adjusted our assets and liabilities to fair values and our accumulated deficit was restated to zero as of December 13, 2019, which resulted in the Company becoming a new entity for financial reporting purposes. Accordingly, our financial condition and results of operations following our emergence from bankruptcy will not be comparable to the financial condition and results of operations reflected in our pre-December 13, 2019 historical financial statements. Implementation of the Plan and the transactions contemplated thereby materially changed the amounts and classifications reported in our consolidated historical financial statements. The lack of recent comparable historical financial information may discourage investors from purchasing our Ordinary Shares.

There may be circumstances in which the interests of our significant shareholders could be in conflict with the interests of our other shareholders.

In the aggregate, certain funds associated with our six largest shareholders currently own in excess of 68% of our outstanding Ordinary Shares. Circumstances may arise in which these shareholders may have an interest in pursuing or preventing acquisitions, divestitures or other transactions, including the issuance of additional equity or debt, that, in their judgment, could enhance their investment in us or another company in which they invest. Such transactions might adversely affect us or other holders of our Ordinary Shares. In addition, our significant concentration of share ownership may adversely affect the trading price of our Ordinary Shares because investors may perceive disadvantages in owning shares in companies with significant shareholders.

The terms of our indebtedness restrict our current and future operations, particularly our ability to respond to changes or to pursue our business strategies.

The LC Credit Agreement and the indentures governing our Exit Notes and Senior Secured Notes contain restrictive covenants that could impose significant operating and financial restrictions on us and may limit our ability to engage in acts that we may believe to be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness;

•	pay dividends and make other distributions;

•	prepay, redeem or repurchase certain debt;

•	make loans and investments; and

•	sell assets and incur liens.

These covenants and other restrictions may limit our ability to effectively operate our business, and to execute our growth strategy or take advantage of new business opportunities. These covenants and restrictions include minimum liquidity covenants, certain financial ratios, which may apply in certain circumstances, and other restrictions. Our ability to meet the liquidity thresholds and those financial ratios can be affected by events beyond our control.

A breach of the covenants and other restrictions under the LC Credit Agreement, the indentures governing our Senior Secured Notes and Exit Notes or our other indebtedness could result in an event of default thereunder. Such a default may allow the lenders, holders or the trustee, as applicable, to accelerate the related indebtedness and may result in the acceleration of any other indebtedness to which a cross-acceleration or cross-default provision applies. In addition, an event of default under LC Credit Agreements would permit the lenders thereunder to terminate all commitments.

Legal, Tax and Regulatory Risks

Our operations are subject to numerous laws and regulations, including environmental laws and regulations, treaties and international agreements related to greenhouse gases, climate change and alternate energy sources that may expose us to significant liabilities, result in additional compliance costs and could reduce our business opportunities and revenues.

We are subject to various laws and regulations related to the energy industry specifically, and the environment in particular. In the case of environmental regulations, an environmental claim could arise with respect to one or more of our current businesses, products or services, or a business or property that one of our predecessors owned or used, and such claims could involve material expenditures. Generally, environmental laws have in recent years become more stringent and have sought to impose greater liability on a larger number of potentially responsible parties and have increased the costs associated with complying with the more stringent laws and regulations. The scope of regulation of our industry and our products and services may increase further, including possible increases in liabilities or funding requirements imposed by governmental agencies. Additional regulations on deepwater drilling in the Gulf of Mexico and elsewhere in the world could be imposed, and those regulations could limit our business where they are imposed.

In addition, members of the U.S. Congress, the U.S. Environmental Protection Agency and various agencies of several states within the U.S. frequently review, consider and propose more stringent regulation of hydraulic fracturing, a stimulation treatment routinely performed on oil and gas wells in low-permeability reservoirs. We previously provided (and may, in the future, resume providing) fracturing services to customers. Regulators are investigating whether any chemicals used in the hydraulic fracturing process might adversely affect groundwater or whether the fracturing processes could lead to other unintended effects or damages. In recent years, local and national governments (including several cities and states within the U.S.) passed new laws and regulations concerning or banning hydraulic fracturing. A significant portion of North American service activity today is directed at prospects that require hydraulic fracturing in order to produce hydrocarbons. Therefore, additional regulation could increase the costs of conducting our business by subjecting fracturing to more stringent regulation. Regulation of hydraulic fracturing could increase our cost of providing services or materially reduce our business opportunities and revenues if customers decrease their levels of activity or we cannot pass along cost to customers. We are unable to predict whether changes in laws or regulations or any other governmental proposals or responses will ultimately occur, and accordingly, we are unable to assess the potential financial or operational impact they may have on our business.

Adverse changes in tax laws both in the U.S. and abroad, changes in tax rates or exposure to additional income tax liabilities could have a material adverse effect on our results of operations.

Changes in tax laws could significantly increase our tax expense and require us to take actions, at potential significant expense, to seek to preserve our current level of tax expense.

In 2002, we reorganized from the U.S. to a foreign jurisdiction. There are frequent legislative proposals in the U.S. that attempt to treat companies that have undertaken similar transactions as U.S. corporations subject to U.S. taxes or to limit the tax deductions or tax credits available to U.S. subsidiaries of these corporations. Our tax expense could be impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof or differing interpretation or enforcement of applicable law by the U.S. Internal Revenue Service and other taxing jurisdictions, acting in unison or separately. The inability to reduce our tax expense could have a material impact on our consolidated financial statements.

The Organization of Economic Cooperation and Development, which represents a coalition of member countries, issued various white papers addressing Tax Base Erosion and Jurisdictional Profit Shifting. The recommendations in these white papers are generally aimed at combating what they believe is tax avoidance. Numerous jurisdictions in which we operate have been influenced by these white papers as well as other factors and are increasingly active in evaluating changes to their tax laws.

Our effective tax rate has fluctuated in the past and may fluctuate in the future. Future effective tax rates could be affected by changes in the composition of earnings in countries in which we operate with differing tax rates, non-income-based taxes, changes in tax laws, or changes in deferred tax assets and liabilities. We assess our deferred tax assets on a quarterly basis to determine whether a valuation allowance may be required. We have recorded a valuation allowance on substantially all of our deferred tax assets.

If a U.S. person is treated as owning at least 10% of our Ordinary Shares, such holder may be subject to adverse U.S. federal income tax consequences.

As a result of the Tax Cuts and Jobs Act of 2017, many of our non-U.S. subsidiaries are now classified as “controlled foreign corporations” (“CFCs”) for U.S. federal income tax purposes due to the expanded application of certain ownership attribution rules within a multinational corporate group. If a U.S. person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our Ordinary Shares, such person may be treated as a “U.S. shareholder” with respect to one or more of our CFC subsidiaries. In addition, if our Ordinary Shares are treated as owned more than 50% by U.S. shareholders, we would be treated as a CFC. A U.S. shareholder of a CFC may be required to annually report and include in its U.S. taxable income, as ordinary income, its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by CFCs, whether or not we make any distributions to such U.S. shareholder. An individual U.S. shareholder generally would not be allowed certain tax deductions or foreign tax credits allowed to a corporate U.S. shareholder with respect to a CFC. A failure by a U.S. shareholder to comply with its reporting obligations may subject the U.S. shareholder to significant monetary penalties and may extend the statute of limitations with respect to the U.S. shareholder’s U.S. federal income tax return for the year for which such reporting was due. We cannot provide any assurances that we will assist investors in determining whether we or any of our non-U.S. subsidiaries are CFCs or whether any investor is a U.S. shareholder with respect to any such CFCs. We also cannot guarantee that we will furnish to U.S. shareholders information that may be necessary for them to comply with the aforementioned obligations. U.S. investors should consult their own advisors regarding the potential application of these rules to their investments in us. The risk of being subject to increased taxation may deter our current shareholders from increasing their investment in us and others from investing in us, which could impact the demand for, and value of, our Ordinary Shares.

The U.S. could treat Weatherford International plc (parent corporation) as a U.S. taxpayer under IRC Section 7874.

Following our emergence from bankruptcy on December 13, 2019, Weatherford continues to operate under Weatherford International plc (“PLC”), an Irish tax resident. The IRS may, however, assert that PLC should be treated as a U.S. corporation for U.S. federal income tax purposes pursuant to IRC Section 7874. For U.S. federal income tax purposes, a corporation generally is classified as either a U.S. corporation or a foreign corporation by reference to the jurisdiction of its organization or incorporation. Because PLC is an Irish incorporated entity, it would generally be classified as a foreign corporation under these rules. IRC Section 7874 provides an exception to this general rule under which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. Under IRC Section 7874, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes when (i) the foreign corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation (including the indirect acquisition of assets of the U.S. corporation by acquiring the outstanding shares of the U.S. corporation), (ii) the shareholders of the acquired U.S. corporation hold, by vote or value, at least 80% (or 60% in certain circumstances if the Third Country Rule (defined below) applies) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation (the “Section 7874 Percentage”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of organization or incorporation relative to such expanded affiliated group’s worldwide activities. The IRS and the U.S. Treasury have issued a rule that generally provides that if (i) there is an acquisition of a domestic company by a foreign company in which the Section 7874 Percentage is at least 60%, and (ii) in a related acquisition, such foreign acquiring company acquires another foreign corporation and the foreign acquiring company is not subject to tax as a resident in the foreign country in which the acquired foreign corporation was subject to tax as a resident prior to the transactions, then the foreign acquiring company will be treated as a U.S. domestic company for U.S. federal income tax purposes (the “Third Country Rule”). Although it is not free from doubt, we believe that as a result of the implementation of the Plan, PLC should not be treated as acquiring directly or indirectly substantially all of the properties of a U.S. corporation and, as a result, PLC is not expected to be treated as a U.S. corporation or otherwise subject to the adverse tax consequences of IRC Section 7874. The law and the Treasury Regulations promulgated under IRC Section 7874 are, however, unclear and there can be no assurance that the IRS will agree with this conclusion. If it is determined that IRC Section 7874 is applicable, PLC would be a U.S. corporation for U.S. federal income tax purposes, the taxable year of Weatherford U.S. consolidated group could end on or prior to the emergence from bankruptcy, which could result in additional adverse tax consequences. In addition, although PLC would be treated as a U.S. corporation for U.S. federal income tax purposes, it would generally also be considered an Irish tax resident for Irish tax and other non-U.S. tax purposes.

The rights of our shareholders are governed by Irish law; Irish law differs from the laws in effect in the U.S. and may afford less protection to holders of our securities.

As an Irish company, we are governed by the Companies Act 2014 of Ireland, as amended (the “Irish Companies Act”), which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our securities may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the U.S.

We are incorporated in Ireland and a significant portion of our assets are located outside the U.S. As a result, it might not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the U.S.

We are organized under the laws of Ireland, and a significant portion of our assets are located outside the U.S. As such, a shareholder who obtains a court judgment may not be able to enforce a court judgment obtained in the U.S. against us in Ireland and other countries, based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. The laws of Ireland do, however, as a general rule, provide that the judgments of the courts of the U.S. have the same validity in Ireland as if rendered by Irish Courts. Certain important requirements must be satisfied before the Irish Courts will recognize the U.S. judgment. These requirements include that the originating court must have been a court of competent jurisdiction, the judgment must be final and conclusive and the judgment may not be recognized if it was obtained by fraud or its recognition would be contrary to Irish public policy. Any judgment obtained in contravention of the rules of natural justice or that is irreconcilable with an earlier foreign judgment would not be enforceable in Ireland. We have been advised that the U.S. currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

Similarly, judgments might not be enforceable in countries other than the U.S. where we have assets.

Risks Related to Ownership of Our Ordinary Shares

An active trading market for our Ordinary Shares may not develop.

Our Ordinary Shares are currently trading on the OTC Pink Marketplace under the ticker symbol “WFTLF”. If our Ordinary Shares are listed for trading on Nasdaq, an active trading market may never fully develop or be sustained following the effectiveness of this registration statement and the listing on Nasdaq. Further, we cannot predict the extent to which investor interest in us will lead to the development of an active trading market or how liquid that market might become. If an active trading market does not develop, holders of our Ordinary Shares may have difficulty selling any of our Ordinary Shares that may now be owned or may be purchased later at a price that is attractive or at all. In addition, an inactive market may impair our ability to raise capital by selling Ordinary Shares (for which we have no current plan) and may impair our ability to acquire other companies by using our Ordinary Shares as consideration, which, in turn, could materially affect our business.

The price and trading volume of our Ordinary Shares may be volatile and fluctuate significantly.

The market price of our Ordinary Shares has been, and may continue to be highly volatile and may fluctuate substantially due to the following factors (in addition to the other risk factors described in this section): actual or anticipated fluctuations in our results of operations; variance in our financial performance from the expectations of equity research analysts; conditions and trends in the markets we serve; announcements of significant new services or products by us or our competitors; additions of or changes to key employees; changes in market valuations or earnings of our competitors; the trading volume of our Ordinary Shares; future sales of our equity securities; changes in the estimation of the future sizes and growth rates of our markets; legislation or regulatory policies, practices or actions; and general economic conditions.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have at times been unrelated or disproportionate to the operating performance of the particular companies affected. These market and industry factors may materially harm the price of our Ordinary Shares irrespective of our operating performance.

We currently do not intend to pay dividends on our Ordinary Shares.

Following the effectiveness of this registration statement, we do not anticipate that we will pay any cash dividends on our Ordinary Shares for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, the price of our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares depends in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We may not obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our Company, the trading price for our Ordinary Shares could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us publishes unfavorable research or reports or downgrades our Ordinary Shares, the price of our Ordinary Shares would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our Ordinary Shares could decrease, which could cause the price of our Ordinary Shares or trading volume to decline.

The availability of shares for sale in the future could reduce the market price of our Ordinary Shares.

In the future, we may issue securities to raise cash, for acquisitions or otherwise. In addition, we expect to issue Ordinary Shares under the Warrants and pursuant to equity incentive plans we put in place from time to time. We may also acquire interests in other companies by using a combination of cash and our Ordinary Shares or just our Ordinary Shares. We may also issue securities convertible into our Ordinary Shares. Any of these events may dilute your ownership interest in our Company and have an adverse impact on the price of our Ordinary Shares.

In addition, sales of a substantial amount of our Ordinary Shares in the public market, or the perception that these sales may occur, could reduce the market price of our Ordinary Shares. This could also impair our ability to raise additional capital through the sale of our securities.

General Risks

If our long-lived assets and other assets are impaired, we may be required to record significant non-cash charges to our earnings.

We recognize impairments of long-lived assets when we determine the carrying amount of certain long-lived asset groups exceed their respective fair values. Our impairment assessment includes analysis of the undiscounted cash flow of our asset groups, which include property, plant and equipment, definite-lived intangible assets and right of use assets. Based on the uncertainty of forecasted revenue, forecasted operating margins and discount rate assumptions used to estimate our asset groups’ fair value, future reductions in our expected cash flows could cause a material non-cash impairment charge of long-lived assets, which could have a material adverse effect on our results of operations and financial condition.

Our business could be negatively affected by cybersecurity incidents and other technology disruptions.

We rely heavily on information systems to conduct and protect our business. These information systems are increasingly subject to sophisticated cybersecurity incidents such as unauthorized access to data and systems, loss or destruction of data (including confidential customer, supplier and employee information), computer viruses or other malicious code, phishing and cyberattacks and other similar events. These incidents arise from numerous sources, not all of which are within our control, including fraud or malice on the part of third parties, accidental technological failure, electrical or telecommunication outages, failures of computer servers or other damage to our property or assets, human error, complications encountered as existing systems are maintained, repaired, replaced or upgraded or outbreaks of hostilities or terrorist acts.

Given the rapidly evolving nature of cybersecurity incidents, there can be no assurance that the systems we have designed and implemented to prevent or limit the effects of cybersecurity incidents or attacks will be sufficient in preventing all such incidents or attacks, or be able to avoid a material impact to our systems should such incidents or attacks occur. A cybersecurity incident or attack, could result in the disclosure of confidential or proprietary customer, supplier or employee information, theft or loss of intellectual property, damage to our reputation with our customers, suppliers and the market, failure to meet customer requirements or customer dissatisfaction, theft or exposure to litigation, damage to equipment (which could cause environmental or safety issues) and other financial costs and losses. Moreover, although Weatherford implements stringent controls on third party connectivity to our systems, we have limited control in ensuring their systems consistently enforce strong cybersecurity controls. As a result, the occurrence of a cybersecurity incident or attack could go unnoticed for a period time. As cybersecurity incidents and attacks continue to evolve, we may also be required to devote additional resources to continue to enhance our protective measures or to investigate or remediate any cybersecurity vulnerabilities. Beginning in 2021, we maintain insurance coverage to protect against certain cybersecurity risks. However, we cannot ensure that it will be sufficient to cover any particular losses we may experience as a result of such cybersecurity incident or attack. Any cybersecurity incident or attack could have a material adverse effect on our business, financial condition and results of operations.

Item 2. Financial Information.

The information required by this Item 2 pursuant to Item 303 of Regulation S-K is contained within the section titled “Part II – Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-K and within the section titled “Part I – Item 2. – Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-Q, which are incorporated herein by reference.

Quantitative and Qualitative Disclosures about Market Risk

We are currently exposed to market risk from changes in foreign currency and changes in interest rates. From time to time, we may enter into derivative financial instrument transactions to manage or reduce our market risk. A discussion of our market risk exposure in these financial instruments follows.

Foreign Currency Exchange Rates and Inflationary Impacts

We conduct operations in over 75 countries and have service and sales locations in oil and natural gas producing regions globally. In some parts of the world, such as Latin America, the Middle East and Southeast Asia, the currency of our primary economic environment is the U.S. dollar, and thus we use the U.S. dollar primarily as our functional currency. In other parts of the world, we conduct our business in currencies other than the U.S. dollar, and the functional currency is the applicable local currency. We recognized foreign currency exchange losses of $34 million for the year ended December 31, 2020 compared to $14 million for 2019. We also recognized foreign currency exchange losses of nil for the three months ended March 31, 2021 compared to $19 million for the three months ended March 31, 2020. The unfavorable change in 2020 primarily relates to the weakening of foreign currencies following the onset of the COVID-19 pandemic. For the year ended December 31, 2018, the Predecessor recognized currency devaluation charges of $49 million primarily related to the devaluation of the Angolan kwanza. Foreign currency exchange losses and currency devaluation charges are included in current earnings in “Part II – Item 8. – Financial Statements and Supplementary Data – Consolidated Statements of Operations” in the Form 10-K and in “Part I – Item 1. – Financial Statements – Condensed Consolidated Statements of Operations (Unaudited)” in the Form 10-Q, which are incorporated herein by reference. For additional details see “Part II - Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Income (Expense), Net” in the Form 10-K and “Part I – Item 2. – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Other Expense, Net “ in the Form 10-Q, which are incorporated herein by reference.

Foreign Currency, Foreign Currency Forward Contracts and Cross-Currency Swaps

Assets and liabilities of entities for which the functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rates in effect at the balance sheet date result in translation adjustments that are reflected in the Accumulated Other Comprehensive Income (Loss) in the Shareholders’ Equity (Deficiency) in “Part II – Item 8. – Financial Statements and Supplementary Data – Consolidated Balance Sheets” in the Form 10-K and in the Accumulated Other Comprehensive Loss in the Shareholders’ Equity in “Part I – Item 1. – Financial Statements – Condensed Consolidated Balance Sheets” in the Form 10-Q, which are incorporated herein by reference. We had foreign currency translation loss of $4 million during the three months ended March 31, 2021, foreign currency translation loss of $38 million during the Successor Period in 2020, foreign currency translation income of $7 million in the Successor Period in 2019 and $52 million in Predecessor Period during 2019.

As of December 31, 2020 and 2019, we had outstanding foreign currency forward contracts with total notional amounts aggregating $337 million and $389 million, respectively. These contracts were entered into in order to hedge our net monetary exposure to currency fluctuations in various foreign currencies. The total estimated fair value of these contracts and amounts owed associated with closed contracts at December 31, 2020 and 2019, resulted in an immaterial net liability in both periods. These derivative instruments were not designated as hedges, and the changes in fair value of the contracts are recorded each period in current earnings.

Interest Rates

We are subject to interest rate risk on our long-term fixed-interest rate debt. Fixed rate debt exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance any maturing debt with new debt at a higher rate. All else being equal, the fair value of our fixed rate debt will increase or decrease inversely to changes in interest rates. The carrying value and fair value of our Exit Notes and Senior Secured Notes outstanding at December 31, 2020 and December 31, 2019, is contained within “Part II – Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 15 – Fair Value of Financial Instruments, Assets and Other Assets” of the Form 10-K, which is incorporated herein by reference, and the carrying value of our Exit Notes and Senior Secured Notes outstanding at March 31, 2021 is contained within “Part I – Item 1. – Financial Statements – Notes to Condensed Consolidated Financial Statements – Note 7 – Borrowings and Other Obligations” of the Form 10-Q. At March 31, 2021, we have various finance leases and believe the impact of changes in interest rates in the near term will not be material to these instruments. The carrying value of our short-term borrowings at March 31, 2021 approximates their fair value.

Item 3. Properties.

Our operations are conducted in over 75 countries and we have manufacturing facilities, research and technology centers, fluids and processing centers and sales, service and distribution locations throughout the world. The following sets forth the locations of our principal owned or leased facilities for our commercial operations by geographic segment as of December 31, 2020:

Region	Specific Location
Western Hemisphere:	Houston, Huntsville, Longview, Odessa and San Antonio, Texas; Broussard, Louisiana; Williston, North Dakota; Colorado Springs, Colorado; Bakersfield, California; Edmonton and Nisku, Canada; Neuquén, Argentina; Macae, Brazil; Venustiano Carranza and Villahermosa, Mexico; and Villavicencio, Colombia.

Eastern Hemisphere:	Aberdeen, UK; Stavanger, Norway; Baku, Azerbaijan; Ploiesti, Romania; Luanda, Angola; Port Harcourt, Nigeria; Langenhagen, Germany; Aktobe, Kazakhstan; Nizhnevartovsk and Noyabrsk, Russia; Hassi Messaoud, Algeria; Cairo, Egypt; North Rumaila and Erbil, Iraq; Mina Abdulla, Kuwait; Nimr, Oman; Karachi, Pakistan; Dhahran, Saudi Arabia; Abu Dhabi and Dubai, United Arab Emirates; Malaga, Australia; Jiangsu, China; and Barmer, India.

Our principal executive offices are in Houston, Texas. We own or lease numerous other facilities such as service centers, shops and sales and administrative offices throughout the geographic regions in which we operate. All of our material U.S. properties are mortgaged to the lenders under our Senior Secured Notes and LC Credit Agreement. All of our remaining owned properties are unencumbered; however, the lenders could require we mortgage them as well. We believe the facilities that we currently occupy are suitable for their intended use.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Shares Owned by Directors and Executive Officers

This table shows the number and percentage of registered Ordinary Shares beneficially owned by each of our directors, each of our named executive officers (“NEOs”) and all of our directors and current executive officers as a group. Share ownership information of our directors and current executive officers is as of May 26, 2021. Share ownership information for former executive officers is based on their last filed Form 4s and other corporate records as of their date of departure from the Company. Each person has sole voting and investment power for the Ordinary Shares shown below, unless otherwise noted.

Name	Number of Ordinary Shares Owned	Right to Acquire(1)	Total Ordinary Shares Beneficially Owned	Percent of Outstanding Ordinary Shares
Current Executive Officers
Girishchandra K. Saligram	102,797	—	102,797	*
H. Keith Jennings	—	—	—	*
Desmond Mills	—	—	—	*
Joseph Mongrain	—	—	—	*
Scott C. Weatherholt	—	—	—	*
Directors
Charles M. Sledge	—	—	—	*
Benjamin C. Duster, IV	—	—	—	*
Neal P. Goldman	—	—	—	*
Jacqueline C. Mutschler	—	—	—	*
Former Executive Officers
Mark A. McCollum	1,741	19,349	21,090	*
Karl Blanchard	725	8,060	8,785	*
Christian A. Garcia	17,390	—	17,390	*
Mark D. Swift	289	3,223	3,512	*
Stuart Fraser	187	2,084	2,271	*
Frederico Justus	18	202	220	*
All directors and current executive officers as a group (Nine persons)	102,797	—	102,797	*

* Less than 1%.

(1)	Includes new Ordinary Shares that can be acquired through the exercise of the Warrants received in the bankruptcy as consideration for old Ordinary Shares owned by the individual pursuant to the terms of the Plan.

Shares Owned by Certain Beneficial Holders

This table shows information for each person who may be deemed to beneficially own 5% or more of our outstanding registered Ordinary Shares as of May 24, 2021, as contained in filings made by the shareholder with the SEC or in other information made available to us.

Name and Address of Beneficial Owner	Number of Ordinary Shares		Percentage of Outstanding Ordinary Shares(1)
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403-1906	15,300,451	(2)	21.8%
The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071	8,226,998	(3)	11.7%
Yacktman Asset Management LP
6300 Bridgepoint Parkway
Building One, Suite 500
Austin, Texas 78730	8,155,746	(4)	11.6%
Oaktree Holdings, LLC
333 S. Grand Avenue, 28th Floor
Los Angeles, California 90071	6,919,730	(5)	9.9%
Exor N.V.
Gustav Mahlerplein 25
Amsterdam, 1082 MS
The Netherlands	4,832,164	(6)	6.9%
Barclays PLC
1 Churchhill Place
London, E14 5HP, England	4,727,610	(7)	6.7%

(1)	The percentage is based on 70,120,206 outstanding Ordinary Shares as of May 24, 2021.

(2)	The number of Ordinary Shares is based on the Schedule 13G/A filed with the SEC on February 2, 2021 by Franklin Resources Inc. and related reporting persons. According to the filing, (i) the beneficial owner has sole voting and dispositive power over 15,300,451 Ordinary Shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the Ordinary Shares.

(3)	The number of Ordinary Shares is based on information in a notice of holdings required under applicable Irish law and received by the Company on February 23, 2021.

(4)	The number of Ordinary Shares is based on the Schedule 13G/A filed with the SEC on February 12, 2021 by Yacktman Asset Management LP and related reporting persons. According to the filing, (i) the beneficial owner has sole voting and dispositive power over 2,711,845 Ordinary Shares, and (ii) the beneficial owner has shared voting and dispositive power over an additional 5,443,901 Ordinary Shares.

(5)	The number of Ordinary Shares is based on the Schedule 13G/A filed with the SEC on February 16, 2021 by Oaktree Holdings, LLC and related reporting persons. According to the filing, (i) the beneficial owner reports sole voting and dispositive power over 6,919,730 Ordinary Shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the Ordinary Shares.

(6)	The number of Ordinary Shares is based on the Schedule 13G/A filed with the SEC on February 4, 2021 by Exor N.V. According to the filing, (i) the beneficial owner reports sole voting and dispositive power over 4,832,164 Ordinary Shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the Ordinary Shares.

(7)	The number of Ordinary Shares is based on the Schedule 13G filed with the SEC on February 11, 2021 by Barclays PLC and related reporting persons. According to the filing, (i) the beneficial owner reports sole voting and dispositive power over 4,727,610 Ordinary Shares, and (ii) the beneficial owner does not have shared voting or dispositive power over any of the Ordinary Shares.

Item 5. Directors and Executive Officers.

Information about our Executive Officers

The following table sets forth, as of May 26, 2021, the names and ages of our executive officers, including all offices and positions held by each for at least the past five years. There are no family relationships between the executive officers of the Company or between any director and any executive officer of the Company.

Name	Age	Current Position and Five-Year Business Experience
Girishchandra K. Saligram	49	President and Chief Executive Officer of Weatherford since October 2020

		Senior Vice President and Chief Operating Officer of Exterran Corporation from August 2018 to September 2020

		Senior Vice President Global Services of Exterran Corporation from August 2016 to August 2018

		Positions of increasing responsibilities at GE Oil & Gas ending with General Manager, Downstream Products & Services, in August 2016

H. Keith Jennings	51	Executive Vice President and Chief Financial Officer of Weatherford since September 2020

		Executive Vice President and Chief Financial Officer of Calumet Specialty Products Partners, L.P. from November 2019 to September 2020

		Vice President, Finance of Eastman Chemical Company from May 2018 to October 2019

		Vice President and Treasurer of Eastman Chemical Company from August 2016 to May 2018

		Vice President and Treasurer of Cameron International Corporation from June 2009 to April 2016

Desmond Mills	48	Vice President and Chief Accounting Officer of Weatherford since April 2021

		Positions of increasing responsibilities at Caterpillar Inc. ending with Segment Compliance Manager of Construction Industries, in March 2021

Joseph Mongrain	63	Chief Human Resources Officer of Weatherford since March 2021

		Vice President: Human Resources of Anadarko Petroleum Corporation from September 2016 to August 2019

		Positions of increasing responsibilities at Cameron International Corporation ending with Vice President, President of Process & Compression Systems, in September 2016

Scott C. Weatherholt(1)	43	Executive Vice President, General Counsel and Chief Compliance Officer of Weatherford since July 2020

		Senior Vice President and General Counsel of Arena Energy, L.P. from September 2019 to July 2020

		Executive Vice President, General Counsel and Corporate Secretary at Midstates Petroleum Company, Inc. from February 2015 to August 2019

(1)	Prior to joining Weatherford, Mr. Weatherholt was the General Counsel at Midstates Petroleum Company, Inc. when the company filed for bankruptcy protection on May 1, 2016 in the Federal Bankruptcy Court for the Southern District of Texas (Houston Division) and served the company before, during and after its bankruptcy. In addition, he was the Senior Vice President & General Counsel of Arena Energy, LP, which filed for bankruptcy protection on August 20, 2020 in the Federal Bankruptcy Court for the Southern District of Texas (Houston Division) approximately four weeks after his departure from the company.

Information about our Board of Directors

Directors’ Diversity of Skills and Expertise

Our Board’s composition is carefully considered by the Nominating and Governance Committee to ensure diversity in the broadest sense – independence, diversity of viewpoints, backgrounds and experience, including a consideration of gender, ethnicity, race, country of citizenship and age – to bring together multiple, complementary perspectives. The Board membership qualifications and nomination process can be found in our Governance Principles at www.weatherford.com by clicking on the “Investor Relations” section then “Corporate Governance,” then “Corporate Documents,” then selecting “Corporate Governance Principles.”

Our directors bring a range of skills and experience in relevant areas, including finance, exploration and production, environment, international business and leadership, as well as oilfield services. This impactful cross-section of capabilities enables our Board to help guide the Company’s strategic objectives and leading corporate governance practices. Further, while each member of our Board has held significant leadership positions in their respective professional fields, of equal importance is each director’s ethics and integrity. Each of our directors embodies the highest degree of personal and professional standards arming them with the qualified insights to deliver sustainable shareholder value.

Board of Directors Biographies

The Board currently consists of five members, as set forth in the table below. Our Amended and Restated Memorandum and Articles of Association (the “Articles”) do not limit the number of terms a member may be re-elected to the Board. All of our directors are independent under the rules of Nasdaq, other than Girishchandra K. Saligram, who was appointed to the Board upon joining the Company as our President and Chief Executive Officer in October 2020.

Name	Age	Position
Charles M. Sledge	55	Chairman of the Board, Independent Non-Employee Director
Benjamin C. Duster, IV	60	Independent Non-Employee Director
Neal P. Goldman	51	Independent Non-Employee Director
Jacqueline C. Mutschler	59	Independent Non-Employee Director
Girishchandra K. Saligram	49	President and Chief Executive Officer and Director

CHARLES M. SLEDGE

Background

Mr. Sledge previously served as the Chief Financial Officer of Cameron International Corporation, an oilfield services company, from 2008 until its sale to Schlumberger Limited in 2016. Prior to that, he served as the Corporate Controller of Cameron International Corporation from 2001 until 2008. He currently serves on the boards of Talos Energy Inc., Noble Corporation and Vine Energy Inc.

Education

Louisiana State University, B.S. in Accounting

Harvard Business School, Advanced Management Program

AGE: 55

DIRECTOR SINCE: Dec. 2019

COMMITTEES:

Chairman of the Board

Audit (Chair)

Safety, Environment and Sustainability

OTHER PUBLIC COMPANY BOARDS:

Talos Energy Inc.

Noble Corporation

Vine Energy Inc.

BENJAMIN C. DUSTER, IV

Background

Mr. Duster IV is the Founder and Chief Executive Officer of Cormorant IV Corporation, LLC, a consulting firm specializing in operational turnarounds and organizational transformations (founded in 2014). He is a 30-year veteran of Wall Street with extensive experience in M&A and Strategic Advisory Services in both developed and emerging markets. Mr. Duster currently serves on the board and chairs the audit committee at both Alaska Communications Systems Group, Inc. and Chesapeake Energy Corporation.

Education

Yale University, BA in Economics (Applied Math minor) with Honors

Harvard Law School, Juris Doctorate

Harvard Business School, MBA

AGE: 60

DIRECTOR SINCE: June 2020

COMMITTEES:

Audit

Compensation and Human Resources (Chair)

Nominating and Governance

OTHER PUBLIC COMPANY BOARDS:

Alaska Communications Systems Group, Inc.

Chesapeake Energy Corporation

NEAL P. GOLDMAN

Background

Mr. Goldman has over 25 years of experience in investing and working with companies to maximize shareholder value. Since 2015, he has been the Managing Member of SAGE Capital Investments, LLC, a consulting firm specializing in independent board of director services, restructuring, strategic planning and transformations for companies in multiple industries including energy, technology, media, retail, gaming and industrials. From 2014 to 2016, he was a Managing Director at Och-Ziff Capital Management, LP and, from 2007 to 2012, a Founding Partner of Brigade Capital Management, LLC, which he helped to build to over $12 billion in assets under management. Mr. Goldman currently serves as Chairman of the Board of Talos Energy Inc.

Education

University of Michigan, BA

University of Illinois, MBA

AGE: 51 DIRECTOR SINCE: Dec. 2019 COMMITTEES: Audit (Vice Chair) Compensation and Human Resources Nominating and Governance (Chair) OTHER PUBLIC COMPANY BOARDS: Talos Energy Inc.

JACQUELINE C. MUTSCHLER

Background

Ms. Mutschler has over 30 years of business and technology experience in the oil industry. She held a range of strategic, operational and technology roles at BP plc that spanned its international businesses. Her most recent appointment at BP was the Head of Upstream Technology. Since her retirement from BP in 2014, she has provided independent consulting for the energy and technology industries. Ms. Mutschler is currently a director at Antero Resources Corporation.

Education

Wright State University, B.S., Geology/Geophysics

Stanford University, Executive Education Program

Massachusetts Institute of Technology, Executive Education Program

AGE: 59

DIRECTOR SINCE: Dec. 2019

COMMITTEES:

Compensation and Human Resources

Nominating and Governance

Safety, Environment and Sustainability (Chair)

OTHER PUBLIC COMPANY BOARDS:

Antero Resources Corporation

GIRISHCHANDRA K. SALIGRAM

Background

Mr. Saligram joined Weatherford as our President and Chief Executive Officer in October 2020. Before joining Weatherford, Mr. Saligram served Exterran Corporation, a global systems and process company offering solutions in the oil, gas, water and power markets, as Chief Operating Officer and previously as President, Global Services after joining the company in 2016. Prior to Exterran Corporation, Mr. Saligram spent 20 years with GE in positions of increasing responsibility as a functional and business leader in industry sectors across the globe, including his last position as General Manager, Downstream Products & Services for GE Oil & Gas. Prior to that, Mr. Saligram led the GE Oil & Gas Contractual Services business based in Florence, Italy. Before his eight years in the oil and gas sector, Mr. Saligram spent 12 years with GE Healthcare in engineering, services, operations, and other commercial roles.

Education

Bangalore University, B.E, Computer Science & Engineering

Virginia Polytechnic Institute and State University, M.S., Computer Science

Northwestern University, Kellogg Graduate School of Management, M.B.A.

AGE: 49 DIRECTOR SINCE: Oct. 2020 COMMITTEES: Safety, Environment and Sustainability OTHER PUBLIC COMPANY BOARDS: None

Board and Board Committees

The Board directs and oversees the management of the business and affairs of the Company and serves as the ultimate decision-making body of the Company, except for those matters reserved to our shareholders. The Board oversees the Weatherford management team, to whom it has delegated responsibility for the Company’s day-to-day operations. While the Board’s oversight role is very broad and may concentrate on different areas from time to time, its primary areas of focus are strategy, oversight, governance and compliance, as well as assessing management and making changes as circumstances warrant. In many of these areas, significant responsibilities are delegated to the Board’s committees, which in turn are responsible for reporting to the Board on their activities and actions. Our Board has established the following committees: Audit; Compensation and Human Resources; Nominating and Governance; and Safety, Environment and Sustainability, all of which are further described below. The members of each committee listed below are as of the date of this registration statement.

AUDIT COMMITTEE	COMPENSATION AND HUMAN RESOURCES COMMITTEE	NOMINATING AND GOVERNANCE COMMITTEE	SAFETY, ENVIRONMENT AND SUSTAINABILITY COMMITTEE
Members:	Members:	Members:	Members:
Mr. Duster,	Mr. Duster (Chair),	Mr. Duster,	Ms. Mutschler (Chair),
Mr. Goldman (Vice Chair),	Mr. Goldman,	Mr. Goldman (Chair),	Mr. Saligram,
Mr. Sledge (Chair)	Ms. Mutschler	Ms. Mutschler	Mr. Sledge

Primary Responsibilities:

• Overseeing the integrity of our financial reporting process and systems of internal accounting and financial controls;

• reviewing our financial statements;

• overseeing our compliance with legal and regulatory requirements;

• authorizing and being responsible for the appointment, compensation, retention and oversight of our independent auditor;

• overseeing our independent auditor’s qualifications and independence; and

• overseeing the performance of our internal assurance function, including internal audits and investigations, and our independent auditor.

Primary Responsibilities:

• Monitoring and reviewing the Company’s overall compensation and benefits program design to ensure program discourages excessive risk taking;

• assessing compensation program’s continued competitiveness and consistency with compensation philosophy, corporate strategy and objectives;

• reviewing and approving corporate goals and objectives;

• reviewing, with the Chief Executive Officer, and approving each component of compensation of our executive officers;

• selecting appropriate compensation peer groups;

• making decisions regarding severance, executive compensation plans, incentive compensation plans and equity-based plans and administering such plans; and

• reviewing and making recommendations to the Board with respect to the compensation of our independent, non-employee directors

Primary Responsibilities:

• Identifying individuals qualified to serve as Board members;

• recommending director nominees for each annual general meeting of shareholders (an “Annual General Meeting”), to fill any vacancies and recommending directors for each committee;

• reviewing and recommending changes to the Company’s Corporate Governance Principles for Board approval;

• overseeing the Board in its annual review of the Board’s and management’s performance;

• reviewing and recommending responses to shareholder proposals (other than those related to compensation) to the Board;

• reviewing and providing guidance to management and the Board regarding shareholder engagement; and

• succession planning for the Company’s Chief Executive Officer and reviewing the Chief Executive Officer’s succession planning for other executive officers.

Primary Responsibilities:

• Reviewing the Company’s policies relating to quality, health, safety, security, environmental (“QHSSE”) stewardship and corporate responsibility, including sustainability, socially responsible engagement, security, ethics and quality assurance and overseeing adherence and enforcement of these policies and related programs;

• overseeing the Company’s initiatives to promote safety awareness among all employees;

• reviewing strategy and resources of the Company’s QHSSE organization and approving the annual QHSSE plan, including related processes;

• reviewing periodic updates on significant health, safety, security, environmental sustainable-development and social and public policy issues;

• reviewing findings related to any significant QHSSE incident and making periodic facility visits;

• ensuring annual preparation and review of a sustainability report; and

• assisting the Board with oversight of the Company’s risk management and security processes in relation to QHSSE.

Meetings in 2020: 13	Meetings in 2020: 6	Meetings in 2020: 4	Meetings in 2020: 4

Additional Board Information

Board Meetings: During 2020, the Board met 36 times; all of the directors of the Company at the time participated in at least 75% of all of the Board and its respective committee meetings conducted during their respective tenures. It is our policy that directors are expected to attend each Annual General Meeting.

Committee Charters: The charter for each committee of our Board is available on our website at www.weatherford.com, by clicking on “Investor Relations,” then “Corporate Governance,” then “Corporate Documents,” then selecting the name of the applicable committee charter.

Independence: Each committee of our Board, other than the Safety, Environment and Sustainability Committee, is composed entirely of independent directors.

Committee Member Qualifications: The Board has determined that each member of the Audit Committee is “financially literate” pursuant to the listing standards of the Nasdaq and that Messrs. Sledge and Goldman are both an “audit committee financial expert,” as defined by applicable SEC rules, because of each of their individual extensive financial experience.

Corporate Governance Matters

Our Board believes sound corporate governance processes and practices, as well as high ethical standards, are critical to handling challenges and to achieving business success. We embrace leading governance practices and also conduct ongoing reviews of our governance structure and processes to reflect shareholder input and changing circumstances. Below are highlights of our corporate governance practices and principles.

HIGHLIGHTS
Director Independence	✓	Four out of five of our directors are independent.
Chairman of the Board	✓	We have an independent Chairman of the Board who, among other items:
		•	reviews Board meeting schedules and agendas to assure there is an adequate number of scheduled meetings and that sufficient time for discussion of all agenda items and all topics deemed important by the independent directors are included;
		•	presides at all meetings of the Board, including executive sessions, and can call for executive sessions of the Board’s independent directors, if and when deemed appropriate;
		•	leads the Board’s annual evaluation of the Chief Executive Officer;
		•	monitors and collaborates with management regarding corporate governance matters; and
		•	is available for communication with shareholders, in coordination with management, when appropriate.
Committee Structure	✓	Our committees, other than the Safety, Environment and Sustainability Committee, are composed entirely of independent directors; on an annual basis, the Nominating and Governance Committee evaluates and recommends committee chairs to the Board and assesses the appropriateness of any further chair rotations.
Executive Sessions	✓	Independent directors meet regularly in executive session, including after all regularly scheduled meetings; in 2020, executive sessions were held at each of the regularly scheduled Board meetings and, if appropriate, certain Committee meetings.
Annual Voting	✓	Each member of our Board is elected annually with a majority voting standard for uncontested elections.
Annual Board and Committee Self Evaluation	✓	The Board and each committee conduct annual self-evaluations.

Minimum Share Ownership Guidelines	✓	Subject to a five-year transition period, our directors are required to own at least five times their annual cash retainers; our Chief Executive Officer is required to own at least six times his or her annual base salary; our other NEOs are required to own three times their annual base salaries.
Risk Oversight	✓	Our entire Board is responsible for risk management of the Company, and our committees have particular oversight of certain key risks, including those that are identified in the Company’s Enterprise Risk Management (“ERM”) program.
Succession Planning	✓	Chief Executive Officer succession planning is reviewed and discussed at least annually; additionally, the Chief Executive Officer reports to the Board on at least an annual basis concerning management development and succession planning for all other key positions.
Code of Business Conduct	✓	We have a robust and comprehensive Code of Business Conduct that applies to all employees, officers and directors.
No Hedging of Company Securities	✓	We prohibit our directors and executives from engaging in hedging or derivative transactions involving our securities.
No Pledging of Company Securities	✓	We prohibit our directors and executives from pledging our securities. No directors or executives currently pledge any of our securities.

Nomination of Directors

In obtaining the names of possible director nominees, the Nominating and Governance Committee conducts its own inquiries and considers suggestions from other directors, management, shareholders and professional director search firms. The Committee’s process for evaluating nominees identified in unsolicited recommendations from shareholders is the same as its process for unsolicited recommendations from other sources.

The Nominating and Governance Committee will consider nominees recommended by shareholders who submit their recommendations in writing to Chairman, Nominating and Governance Committee, care of the Corporate Secretary, Weatherford International plc, 2000 St. James Place, Houston, Texas 77056. Recommendations received by the dates set forth below will be considered for inclusion in the slate of director nominees to be presented at the Annual General Meeting in the following year. Unsolicited recommendations must contain the name, address and telephone number of the potential nominee, a statement regarding the potential nominee’s background, experience, expertise and qualifications, a signed statement confirming his or her willingness and ability to serve as a director and abide by our corporate governance policies, his or her availability for a personal interview with the Nominating and Governance Committee and evidence that the person making the recommendation is a shareholder of Weatherford.

The Nominating and Governance Committee believes that nominees should possess the highest personal and professional ethics, reputation, integrity and values and be committed to representing the long-term interests of our shareholders. Directors should have a record of accomplishment in their chosen professional field and demonstrate sound business judgment. Directors must be willing and able to devote sufficient time to carrying out their duties and responsibilities effectively, including attendance at and participation in Board and Nominating and Governance Committee meetings (which generally are held in Houston, Texas or remotely), and should be committed to serve on the Board for an extended period of time. The Nominating and Governance Committee will consider independence, diversity of viewpoints, backgrounds and experience, including a consideration of gender, ethnicity, race, country of citizenship and age in determining whether a candidate will be an appropriate fit with, and an asset to, the Board. When considering existing directors, the Nominating and Governance Committee evaluates their history of attendance at Board and committee meetings as well as contributions and effectiveness at such meetings.

Shareholders who wish to have a nominee considered by our shareholders at the Annual General Meeting must comply with the deadlines and procedures set forth in our Articles. Our Articles provide that a person who (i) is a registered shareholder (A) at the time of the notice, referred to below and (B) at the time of the Annual General Meeting, (ii) is entitled to vote at the Annual General Meeting and (iii) complies with the notice and certain other relevant provisions of the Articles, may, by timely written notice, bring a nomination for the election of a director or other business before an Annual General Meeting.

To be timely for an Annual General Meeting, a registered shareholder’s notice to bring a nomination or other business must be delivered or mailed and received at the Company’s registered office, addressed to the Corporate Secretary no earlier than 120 calendar days and no later than 90 calendar days before the first anniversary of the Company’s Annual General Meeting for the prior year; provided, however, that (A) if the annual meeting of shareholders is advanced by more than 30 days, or delayed by more than 60 days, from the first anniversary of the prior year’s Annual General Meeting or (B) if no annual meeting was held during the prior year, the notice by the registered shareholder to be timely must be received (1) no earlier than 120 days before such Annual General Meeting and (2) no later than the later of 90 days before such Annual General Meeting and the 10th day after the day on which the notice of such Annual General Meeting was first made by mail or public disclosure.

In no event shall an adjournment or postponement, or public disclosure of an adjournment or postponement, of an Annual General Meeting commence a new time period (or extend any time period) for the giving of the notice of business. The request must specify any other information that would be required to be included in a proxy statement pursuant to the rules of the SEC.

We recommend that any shareholder desiring to make a nomination or submit a proposal for consideration obtain a copy of our Articles. They are available on our website at www.weatherford.com, by clicking on “Investor Relations,” then “Corporate Governance,” then “Corporate Documents,” then selecting “Memorandum and Articles of Association.” Shareholders also may obtain a copy of these documents free of charge by submitting a written request to our Corporate Secretary at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.

Any shareholder proposal (including the nomination of any director), whether or not to be included in our proxy materials, must be sent to our Corporate Secretary at the Company’s registered office, 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.

Code of Ethics

We have adopted a code of ethics entitled “Code of Business Conduct,” which applies to all our employees, officers and directors. A copy of this code is also available on our website at www.weatherford.com, by clicking on “Investor Relations,” then “Company Information,” then “Corporate Governance,” then “Corporate Documents,” then selecting “Code of Business Conduct.”

Item 6. Executive Compensation.

Introduction and Named Executive Officers

We refer to the individuals below as our NEOs for the year ended December 31, 2020:

Name	Age	Position
Current Executive Officers(1)
Girishchandra K. Saligram(2)	49	President, Chief Executive Officer and Director
H. Keith Jennings(3)	51	Executive Vice President and Chief Financial Officer
Scott C. Weatherholt(4)	43	Executive Vice President, General Counsel and Chief Compliance Officer
Former Executive Officers
Mark A. McCollum(5)	62	Former President, Chief Executive Officer and Former Director
Karl Blanchard(6)	61	Executive Vice President and Chief Operating Officer, Former Interim Chief Executive Officer, Former Interim Chief Financial Officer and Former member of the Office of Chief Executive
Christian A. Garcia(7)	57	Former Executive Vice President and Chief Financial Officer and Former member of the Office of Chief Executive
Mark D. Swift(8)	62	Former President Western Hemisphere
Stuart Fraser(9)	53	Vice President, Chief Accounting Officer and Former Interim Chief Financial Officer
Frederico Justus(10)	46	Former President Eastern Hemisphere

(1)	Desmond Mills and Joseph Mongrain are current executive officers, but joined Weatherford in 2021, so they are not considered NEOs for executive compensation purposes.

(2)	Mr. Saligram was appointed as our President and Chief Executive Officer effective October 12, 2020.

(3)	Mr. Jennings was appointed as our Executive Vice President and Chief Financial Officer on September 1, 2020.

(4)	Mr. Weatherholt was appointed as our Executive Vice President, General Counsel and Chief Compliance Officer on July 23, 2020.

(5)	Mr. McCollum served as our President, Chief Executive Officer and Director until his departure from the Company on June 7, 2020.

(6)	Mr. Blanchard served as our Executive Vice President and Chief Operating Officer until his retirement on February 26, 2021. On June 7, 2020, Mr. Blanchard was appointed as a member of the Office of Chief Executive, together with Mr. Garcia. On June 16, 2020, Mr. Blanchard was appointed as our Interim Chief Executive Officer, which position he held until October 12, 2020 when Mr. Saligram joined the Company. At that time, Mr. Blanchard returned to his former role as our Executive Vice President and Chief Operating Officer. Mr. Blanchard also was appointed as our interim Principal Financial Officer upon Mr. Garcia’s resignation in August 2020 until Mr. Jennings joined the Company on September 1, 2020.

(7)	Mr. Garcia joined the Company on January 6, 2020. On June 7, 2020, Mr. Garcia was appointed to the Office of Chief Executive, together with Mr. Blanchard, upon the departure of Mr. McCollum. Mr. Garcia resigned from the Office of Chief Executive effective as of June 16, 2020 and also resigned as Executive Vice President and Chief Financial Officer of the Company effective on August 5, 2020.

(8)	Mr. Swift had been our President, Western Hemisphere since October 1, 2017 and was named as an executive officer of the Company in January 2020. Mr. Swift left the Company on March 31, 2020. He is included as a NEO because he would have been one of the two most highly compensated executive officers but for the fact that he was no longer with the Company at December 31, 2020.

(9)	Mr. Fraser served as our Interim Chief Financial Officer from November 14, 2019 until January 6, 2020 when Mr. Garcia joined the Company. Mr. Fraser departed the Company March 31, 2021. He is included as a NEO because he served as our Principal Financial Officer during the fiscal year.

(10)	Mr. Justus had been our President, Eastern Hemisphere since October 1, 2017 and was named as an executive officer of the Company in January 2020. Mr. Justus left the Company on September 9, 2020. He is included as a NEO because he would have been one of the two most highly compensated executive officers but for the fact that he was no longer with the Company at December 31, 2020.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis reviews the principles underlying our compensation policies and decisions for 2020. For additional information about our NEOs, see “Item 6. – Executive Compensation – Introduction and Named Executive Officers” of this registration statement, which is incorporated herein by reference.

Executive Summary

Background

Weatherford successfully emerged from bankruptcy in December 2019, with a newly constituted Board and a newly appointed Compensation and Human Resources Committee (the “C&HR Committee”). The C&HR Committee was tasked with evaluating our then existing executive compensation program in light of our new, post-emergence size and industry conditions. The C&HR Committee retained Lyons, Benenson & Company Inc. (“LB&Co.” or “Compensation Consultant”) as its independent compensation consultant to advise on our executive compensation and independent, non-employee director compensation matters. In addition to weak industry conditions, as early as the first quarter of 2020, the Company was confronting the 2020 oil crisis and the COVID-19 pandemic. Any expectations for the year with respect to our Company, our employees, our society and the national and global economic landscape were replaced with the need to react to new and unknown circumstances resulting from these significant combined challenges. Additionally, we experienced significant changes to our executive leadership team (“ELT”) in 2020, including changes to the incumbents occupying the roles of President and Chief Executive Officer; Executive Vice President and Chief Financial Officer; Executive Vice President, General Counsel and Chief Compliance Officer; President – Western Hemisphere; and President – Eastern Hemisphere.

Material changes to our executive compensation program in recognition of the global and Company economic conditions as well as the Company personnel changes described above were as follows:

•	Voluntary 20% reduction in base salaries applicable to the former NEOs until January 1, 2021;

•	Approval, and subsequent adjustment of annual cash incentive based on achievement of performance metrics; and

•	Approval of one-time, long-term cash incentive awards (in lieu of equity awards) with 30% vesting on the basis of time and 70% vesting on the basis of performance.

Human Capital Management

See “Item 1. – Business – Human Capital Management” of this registration statement, which is incorporated herein by reference.

Executive Compensation Highlights

What We Do		What We Do Not Do
✓	We align the interests of our executives and shareholders through the use of performance-based annual cash incentive compensation and service and performance-based long-term cash and equity incentive compensation	✗	We do not provide for excise tax gross-ups in the event of a change-in-control
✓	Double-Trigger Change in Control Payments—a “Change in Control” by itself is not sufficient to trigger payments, it must also be accompanied by a qualifying termination	✗	We maintain robust anti-pledging and anti-hedging policies, as well as an insider trading policy that prohibits any short sale activities by our executives and directors
✓	We have a clawback policy regarding the recoupment of incentive compensation if an executive officer willfully committed a felony, fraud, intentional misconduct or gross recklessness that caused a mandatory restatement of our financials to correct a material error	✗	We do not currently maintain any defined benefit or supplemental retirement plan; nor do we provide other personal benefits to our named executive officers that are not available to all employees
✓	Maintain meaningful director and executive officer Ordinary Share ownership guidelines, including the requirement that our Chief Executive Officer accumulate a holding of 6x his base salary	✗	We do not pay dividends on unvested equity awards until, and only to the extent, those awards vest
✓	Engage an independent compensation consultant to review and provide recommendations regarding our executive compensation program	✗	Our long-term equity incentive plan prohibits repricing or buyouts of underwater options or stock appreciation rights without shareholder approval

Overview

Our compensation program is designed to attract, motivate and retain highly talented executives, and to provide competitive compensation opportunities that align management’s interests with the short- and long-term interests of our shareholders. Our compensation plans are designed recognizing our key compensation principles (shown below) and with the objectives of motivating the desired performance and maximizing shareholder value.

KEY COMPENSATION PRINCIPLES
Provide a significant portion of total compensation that is performance-based and at-risk with the largest portion of executive compensation being long-term incentives
Align at-risk pay to company performance resulting from a strong focus on operational excellence, innovation, safety, environmental stewardship and social responsibility, combined with strong financial results in both the short- and long-term
Provide a clear link between pay and performance, without encouraging excessive risk-taking
Attract, motivate and retain top talent in key executive positions through market competitive compensation
Limit non-performance-based entitlements
Require executives to focus on both the short- and long-term performance goals of the Company
Performance measures tied to financial results to drive and reward strong business performance and create superior and sustained value for our shareholders

We believe our compensation program and the underlying philosophy and principles will encourage sustained long-term profitability by making a significant portion of each NEOs total direct compensation variable and dependent on our achievement of pre-determined financial, and operational performance objectives.

The form and level of compensation for each NEO is determined after considering several factors, including the executive’s position and responsibility within Weatherford, recent performance appraisals and the executive’s ability to assume increasing responsibility, competitive market data and other external market-based factors. The C&HR Committee uses this information when establishing compensation opportunities in order to arrive at a comprehensive package that emphasizes pay-for-performance and is competitive in the marketplace. For the 2020 fiscal year, the graphs below show the pay mix (calculated using annualized salaries without including the effects of the 20% voluntary pay reduction and target opportunities for EICP and LTCIP) for the Chief Executive Officer compared to the average for the other NEOs (as of the end of the 2020 fiscal year):

Key Elements

The key elements of the NEO compensation program for 2020 were as follows:

ELEMENTS	FORM OF COMPENSATION	PRIMARY OBJECTIVES	MEASURES
Base Salary	Cash	Provides a stable source of income Based on responsibilities of the position, individual performance, experience and expertise	Not applicable
Annual Incentive (Executive Incentive Compensation Plan or EICP)	Cash	Reward executives for the achievement of pre-determined annual goals Motivate and reward Company and individual performance	Free Cash Flow(1) (80%) (Amended to Unlevered Free Cash Flow(2) in June 2020) Quality (10%) Safety (10%)
Long-Term Incentive (For 2020 only, the Long-Term Cash Incentive Plan or LTCIP, no equity)(3)	Time-based cash (30%) Performance-based cash (70%)	Retain leadership through three-year vesting Reward long-term Company performance aligned with shareholder value creation	ROCE (35%) Free Cash Flow (35%)
Other Compensation	Retirement Benefits, Perquisites and Severance Benefits	Provide market competitive benefits	Not applicable

(1)	Free Cash Flow is defined as Adjusted EBITDA less cash taxes, capital expenditures, changes in net working capital, cash interest, any amounts paid with respect to severance and any restructuring costs or expenses; EBITDA is defined as earnings before interest, taxes, depreciation and amortization; and Adjusted EBITDA is defined as EBITDA excluding, among other items, impairments of long-lived assets and goodwill as well as write-offs of property plant and equipment right-of-use assets and inventory, all of which are non-GAAP financial measures. GAAP is defined as generally accepted accounting principles in the United States. In the first quarter of 2020, the Company began reporting Adjusted EBITDA excluding stock-based compensation expense.

(2)	Unlevered Free Cash Flow is defined as cash flows provided by (used in) operating activities, less capital expenditures plus proceeds from the disposition of assets plus cash paid for interest and is a non-GAAP financial measure.

(3)	Excludes sign-on grants for our Chief Executive Officer Girishchandra K. Saligram, Chief Financial Officer H. Keith Jennings and General Counsel Scott C. Weatherholt provided to them on joining the company in 2020. See “Item 6. – Executive Compensation – Summary Compensation Table” of this registration statement, which is incorporated herein by reference.

Compensation Process

The C&HR Committee, with advice and analyses from LB&Co., considers current compensation levels, benchmarking and other data of peer companies, individual and Company performance, future leadership potential and succession planning, among other factors, in determining appropriate target compensation levels for our NEOs. The C&HR Committee does not use a formula to weight these factors, but instead uses these factors to provide context within which to assess the significance of comparative market data and to differentiate the level of target compensation among our NEOs. During 2020, a significant aspect of this process involved establishing competitive compensation levels in connection with the restructuring of our ELT to ensure each NEO’s total compensation package was appropriately aligned with market practice to enable the hiring of executives, as necessary, from outside of the Company.

After the end of the performance period to which a particular incentive award relates, the C&HR Committee will review our performance relative to the applicable performance targets and recommend payouts based on that performance. The C&HR Committee generally retains the ability to recommend payouts that are above or below actual performance levels for the applicable performance period. For purposes of determining the amount of a payout to recommend, it may also consider infrequent or non-recurring items that are not reflective of ongoing operations, such as the effects of major corporate transactions or other items that the C&HR Committee determines, in its judgment, significantly distort the comparability of our actual performance against the performance targets (including financials).

Annually, the C&HR Committee reviews the design of our ELT compensation program, including whether the risks arising from our compensation policies and practices are reasonably likely to have a material adverse effect on the Company. In doing so, the C&HR Committee assesses whether compensation programs used in prior years have successfully achieved our compensation objectives. It also considers the extent to which our compensation program is designed to achieve our long-term financial and operating goals. The C&HR Committee has retained LB&Co. to help analyze certain comparative market data. Certain members of management participate in this process by assembling and summarizing data used. The C&HR Committee and LB&Co. reviewed our compensation policies and practices, and the C&HR Committee has determined that the risks arising from our compensation policies and practices are designed to avoid encouragement of unnecessary or excessive risk-taking and are not reasonably likely to have a material adverse effect on the Company.

Consistent with our executive compensation philosophy, the C&HR Committee, in consultation with LB&Co. establishes a benchmark peer group for compensation comparison purposes. Also, the C&HR Committee utilizes WillisTowersWatson and Mercer Executive Compensation Survey Data to provide additional competitive data to assess our executive officer target compensation levels.

For 2020, the peer group consisted of the following companies:

Apergy Corporation	Baker Hughes Company	Devon Energy Corporation

Dover Corporation	Frank’s International N.V.	Halliburton Company

Helmerich & Payne, Inc.	Marathon Oil Corporation	McDermott International, Inc.

National Oilwell Varco, Inc.	Noble Energy, Inc.	Oceaneering International, Inc.

Patterson-UTI Energy, Inc.	Transocean Ltd.	Valaris plc

The C&HR Committee recognized that certain companies in this group were larger than the Company, and took that into account, as well as the need to provide competitive compensation to attract and retain talented executives to lead the Company, when determining executive compensation.

Role of the C&HR Committee

The C&HR Committee regularly oversees our executive compensation program, evaluates and determines the appropriate executive compensation philosophy and objectives for Weatherford, the process for establishing executive compensation and the appropriate design of our executive compensation program and compensation arrangements. The C&HR Committee consists entirely of independent directors who review and approve our overall executive compensation programs and practices and set the compensation of our executive officers. In determining compensation for our executive officers, other than our Chief Executive Officer, the C&HR Committee considers, among other things, the recommendations of our Chief Executive Officer. The C&HR Committee also is supported in its work by an independent compensation consultant, as described below. The C&HR Committee is, however, solely responsible for making the final decisions on compensation for our executive officers.

Role of Executive Management

In order to ensure that our compensation programs are aligned with our strategic objectives and appropriate performance goals, management provides input to the C&HR Committee regarding the compensation-setting process. Our Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Human Resources Officer are the officers who interact most closely with the C&HR Committee. These individuals work with the C&HR Committee to provide their perspective on aligning executive compensation strategies with our business objectives. When determining compensation for our executive officers, the Chief Executive Officer provides the Committee with his input regarding executive performance and recommends base salary and annual and long-term incentive targets for each of our executive officers (other than himself). The performance of the Chief Executive Officer is assessed directly by the C&HR Committee (with input from other independent directors) in executive session without the Chief Executive Officer present.

Role of the Compensation Consultant and Independence of Compensation Consultant

The C&HR Committee has sole authority to select, approve, retain, terminate and oversee compensation consultants to provide advice and support to the C&HR Committee in the design and implementation of our executive compensation program. LB&Co., which has provided these services to the C&HR Committee since our emergence from bankruptcy, is retained directly by the C&HR Committee. LB&Co. did not provide other consulting services to Weatherford or any of its executive officers in 2020. In selecting LB&Co. as its compensation consultant, the C&HR Committee considered the independence of LB&Co. in accordance with the standards of the NYSE previously applicable to the Company, any applicable rules and regulations of the SEC and other applicable laws relating to independence of advisors and consultants. The C&HR Committee concluded that no conflict of interest exists that would prevent LB&Co. from independently advising the C&HR Committee.

At the C&HR Committee’s request, members of LB&Co. regularly attend C&HR Committee meetings. LB&Co. also communicates with the Chair of the C&HR Committee outside C&HR Committee meetings regarding matters related to the C&HR Committee’s responsibilities.

Compensation Elements

Base Salary

Base salary is the fixed element of an executive officer’s annual cash compensation and is intended to attract and retain highly qualified executives and to compensate for expected day-to-day performance. The C&HR Committee reviews the base salary for each of our executive officers on an annual basis and considers the following factors in making its determinations:

•	the executive officer’s position;

•	responsibilities associated with that position;

•	experience, expertise, knowledge and qualifications;

•	market factors;

•	the industry in which we operate and compete;

•	recruitment and retention factors;

•	the executive officer’s individual compensation history;

•	salary levels of the other members of our executive team and similarly situated/comparable executives in our peer group; and

•	our overall compensation philosophy.

Our executive officers in place as of April 1, 2020, voluntarily agreed to a 20% reduction in their base salaries for an indefinite period of time due to market volatility arising from the onset of the COVID-19 pandemic and ongoing uncertainty in the global oil and natural gas markets at the time which disrupted the supply/demand equation and resulted in significant commodity price volatility and material reductions to the capital spending plans of our customers. All voluntary reductions were removed effective January 1, 2021.

Name	2020 Base Salary Rate
Current Executive Officers
Girishchandra K. Saligram	$825,000
H. Keith Jennings	$500,000
Scott C. Weatherholt	$425,000
Former Executive Officers
Mark A. McCollum	$1,000,000
Karl Blanchard	$700,000
Christian A. Garcia	$675,000
Mark D. Swift	$485,000
Stuart Fraser	$425,000
Frederico Justus	$550,000

Annual Cash Incentive Compensation

Our executive officers are eligible for annual cash incentive compensation under our Executive Incentive Compensation Plan (“EICP”). Annual incentives under the EICP are intended to motivate the executive officers to achieve short-term company performance goals that will inure to the benefit of our Company and shareholders and align executive officers’ interests with those of the shareholders. The annual cash incentives provide payout opportunities based on the achievement of pre-determined corporate performance objective(s), with actual cash bonuses earned based on the achievement of such performance objective(s) each fiscal year.

Each fiscal year, the C&HR Committee determines the annual target bonus opportunity for each executive officer. Our annual cash incentive compensation is generally structured to deliver payouts in line with market multiples when performance targets are achieved or exceeded. In April 2020, the C&HR Committee, in consultation with management, initially agreed to Free Cash Flow, quality and safety metrics weighted at 80%, 10% and 10%, respectively, as the performance objectives governing the determination of annual incentive payouts under the EICP for the 2020 performance year. In addition, the C&HR Committee set a limit on the Quality and Safety metrics that would limit payouts under those two measures to target if the Free Cash Flow metric was not met at least at target.

Following the initial approval of the EICP performance measure design described above, in June 2020, the Board determined that the performance objectives set in early April 2020 under the EICP were no longer appropriate due to the severe and growing impact of the COVID-19 pandemic, drastic commodity price fluctuations in the oil and gas industry and other market conditions. The Board also determined that adjustments to the performance objectives were warranted in light of the significant management changes to the ELT in 2020, including the appointment of Mr. Blanchard as interim Chief Executive Officer. After reviewing management’s recommendations and consulting with LB&Co. and outside legal counsel, the Board approved amending the EICP to update the Free Cash Flow metric to utilize Unlevered Free Cash Flow, which excludes interest payments on Company debt. In connection with the adjustment in the performance metrics, the Board also implemented management’s recommendation to cap payouts at 100% of the target amounts.

The Board made these adjustments in order to provide appropriate incentives to retain key employees and to continue to stabilize the Company given recent changes to the ELT and decided that these objectives were better served by adjusting the existing EICP rather than adopting any new incentive plan or a pure retention-based program. The Board took into account the priority of managing company liquidity during a period of extreme uncertainty and volatility in the market, and also determined that the adjusted metrics presented rigorous, but motivating and attainable goals. In connection with the transition to Unlevered Free Cash Flow, the performance targets under the EICP continue to be based on the original projections relied upon to establish the metrics for the EICP and the Board believed that, based on the then current projections, the EICP appropriately incentivized executives with challenging targets.

For 2020, the annual incentive targets under the EICP were as follows:

Name	Target (as % of Base Salary)

Current Executive Officers
Girishchandra K. Saligram	125%
H. Keith Jennings	100%
Scott C. Weatherholt	90%
Former Executive Officers
Mark A. McCollum	120%
Karl Blanchard	100%
Christian A. Garcia	100%
Mark D. Swift(1)	N/A
Stuart Fraser	75%
Frederico Justus	100%

(1)	Mark Swift departed the Company on March 31, 2020 and therefore no EICP target was established for him for 2020.

In January 2021, the Board, in an effort to streamline and simplify the Company’s multiple annual bonus plans, upon the recommendation of the C&HR Committee, approved the 2021 Short-Term Incentive Plan (“STI”) for our executive officers to replace the EICP. For the 2021 performance year, short-term incentives will be governed by our performance relative to the pre-established EBITDA and Free Cash Flow goals approved at the time of the STI’s adoption.

Long-Term Equity Incentive Compensation

Long-term equity incentives are designed to motivate management to enable the Company to achieve long-term performance improvements and serve to link a significant portion of compensation to shareholder returns. Consistent with the objectives and philosophy of our compensation programs, historically, the Company previously issued awards of long-term equity compensation from time to time under our various equity incentive plans. We generally granted long-term equity awards annually in the first quarter to incentivize future performance.

On emergence from bankruptcy, pursuant to the terms of the Plan, we adopted the Weatherford International plc 2019 Equity Incentive Plan (as amended, “the 2019 EIP”) under which Ordinary Shares are available for issuance. However, given our emergence from bankruptcy, continued pressure on our Ordinary Share price due to the instability in the oil and gas industry due to the 2020 oil crisis and the uncertainty in the markets as a result of the COVID-19 pandemic, the Board, upon the recommendation of the C&HR Committee, approved one-time grants of long-term cash awards pursuant to the 2020 Long-Term Cash Incentive Plan (“LTCIP”), in lieu of equity grants (except for a sign-on grant for our Chief Executive Officer) and which was adopted in April 2020. The purposes of these grants, which comprised time-based and performance-based long-term cash awards, was to continue to motivate and reward our executive officers and other participants to achieve sustained growth in connection with our long-term strategy in lieu of equity awards, while also helping to preserve our Ordinary Share reserve under the 2019 EIP.

Pursuant to the LTCIP, 30% of the awards vest on the basis of time, with one-third vesting on the award date, and one-third vesting on each of January 1, 2021 and 2022. In November 2020 and again in March 2021, the C&HR Committee approved amendments to the form of award agreement under the LTCIP. The November 2020 amendments addressed and clarified the proration of grants and vesting mechanics of LTCIP awards granted to executives joining the Company in the middle of the fiscal year. The March 2021 amendments further clarified the vesting mechanics, corrected and confirmed the performance metrics and payout percentages for 2020 and adopted new performance metrics for fiscal years 2021 and 2022 that match those approved for long-term equity incentive awards granted in 2021. As amended, the LTCIP award agreement provides that for executive officers joining the Company during fiscal year 2020, the time-based cash awards vest one-third on each of December 31, 2020, 2021 and 2022. For fiscal year 2020, the remaining 70% of the awards vests on the basis of Return On Capital Employed (“ROCE”) and Free Cash Flow performance, each equally weighted, as follows:

Performance Measure For 2020	Threshold	Target	Maximum
ROCE[1] – 35%
Performance Achievement	9%	12%	≥15%
Payout	50%	100%	150%
Free Cash Flow – 35%
Payout	50%	100%	150%

(1)	ROCE is defined as Adjusted EBITDA less cash taxes divided by the total gross assets less non-interest-bearing current liabilities and total cash and is a non-GAAP financial measure.

For the fiscal years ending December 31, 2021 and 2022, the performance-based portion of the LTCIP awards will vest based on achievement of specified levels of EBITDA Percentage and Operating Cash Flow Conversion Percentage, each equally weighted, to the extent earned, at the conclusion of the remaining two-year performance period ending December 31, 2022. Both EBITDA Percentage and Operating Cash Flow Conversion Percentage are non-GAAP financial measures. EBITDA Percentage is defined as the percentage of EBITDA relative to the Company’s revenue, and is calculated by dividing Adjusted EBITDA by revenue. Operating Cash Flow Conversion Percentage is defined as the percentage of operating cash flow of the Company relative to the Company’s Adjusted EBITDA, and is calculated as the sum of cash from operations less interest and less cash taxes divided by Adjusted EBITDA. The underlying metrics are competitively sensitive information; therefore, they will be disclosed only in our future proxy statements as performance periods are completed.

The cash award amounts for our current executive officers made under the LTCIP, prorated pursuant to their respective offer letters and under the award agreements, as amended, and the grant date values of the awards made under the LTCIP to our former NEOs in 2020 (at Target for the performance-based awards) are shown below:

Name	Time-Based	Performance-Based	Total

Current Executive Officers
Girishchandra K. Saligram	$778,099	$1,815,565	$2,593,664
Keith H. Jennings	$378,870	$884,030	$1,262,900
Scott C. Weatherholt	$243,804	$568,878	$812,682
Former Executive Officers
Mark A. McCollum	$2,340,000	$5,460,000	$7,800,000
Karl Blanchard	$900,000	$2,100,000	$3,000,000
Christian A. Garcia	$690,000	$1,610,000	$2,300,000
Mark D. Swift	No grant made in 2020
Stuart Fraser	$165,000	$385,000	$550,000
Frederico Justus	$420,000	$980,000	$1,400,000

In January 2021, the C&HR Committee approved long-term equity incentive awards to our ELT comprising time-based and performance-based equity awards. The time-based Restricted Share Units (“RSUs”) are expected to be settled partially in cash and partially in equity over a two-year period. The Performance-Based Share Units (“PSUs”) which are based on achievement of specified levels of EBITDA Percentage and Operating Cash Flow Conversion Percentage, each equally weighted, will vest, to the extent earned, at the conclusion of a two-year performance period ending December 31, 2022. Upon the recommendation and suggestion of its independent Compensation Consultant, the C&HR Committee and the Board believed a two-year vesting and performance period was appropriate for the 2021 awards to our ELT.

Perquisites and Other Generally Available Benefits and Compensation

We provide our NEOs with limited perquisites and other personal benefits that we believe are reasonable and consistent with the practices of our peer group. The amounts of these perquisites are shown in the 2020 Summary Compensation Table and the related footnotes. Our NEOs are also eligible for additional Company-wide benefits on the same basis as other full-time employees. These include a U.S. 401(k) plan, as well as health, medical and welfare programs. Matching contributions to our U.S. 401(k) plan were suspended Company-wide effective from May 1, 2020 through February 28, 2021. We also pay life insurance premiums on their behalf.

Employment Agreements, Termination and Severance

Employment Agreements

We no longer provide employment agreements to any of our NEOs; however, during 2020 each of our former executive officers who are also NEOs were subject to individual severance arrangements provided under a change in control agreement and an individually tailored inducement arrangement, as applicable.

Potential Payments Upon Termination or Change in Control

The benefits provided to the executives in the event of a change in control of the Company are “double-trigger” and designed to allow them to assess takeover bids objectively and focus solely on the best interests of our shareholders. Each of our NEOs is covered under our CIC Severance Plan (as defined below). Upon his retirement, Mr. Blanchard was eligible for certain benefits under his standalone Change in Control Agreement, dated August 21, 2017, as amended (“Blanchard CIC”). Messrs. Saligram, Jennings and Weatherholt are eligible for the benefits described below under our CIC Severance Plan.

Change in Control Severance Plan

On November 17, 2020, the Board, upon the recommendation of the C&HR Committee, adopted the Weatherford International plc Change in Control Severance Plan (the “CIC Severance Plan”).

The CIC Severance Plan covers certain executive officers selected by the C&HR Committee, including our Chief Executive Officer, Chief Financial Officer and General Counsel. Under the CIC Severance Plan, participants will receive severance payments and benefits if they experience a termination of employment by the Company “without Cause” or by the participant for “Good Reason” (each as defined in the CIC Severance Plan) in the six months prior to or 12 months following a “Change in Control” (as defined in the CIC Severance Plan). Under the CIC Severance Plan, in general, a change in control will occur if (i) another person becomes the owner of 50% or more of the combined voting power of our Ordinary Shares, (ii) there is a change in a majority of the members of the then incumbent Board, or (iii) our shareholders approve a merger with another entity in which our shareholders fail to own more than 50% of the combined voting power of the surviving entity. However, no change in control will be deemed to have occurred in the event of a bankruptcy or “Restructuring” (as defined in the CIC Severance Plan) or if any person that beneficially owned 10% or more of our outstanding Ordinary Shares as of November 17, 2020 becomes the owner of 50% or more of the combined voting power of our Ordinary Shares. Upon such a termination, participants will be able to receive:

•	an amount equal to two (for participants with a title of Executive Vice President or above, including Messrs. Saligram, Jennings and Weatherholt) or one (for other participants) times the sum of (x) the higher of the participant’s base salary in effect immediately prior to the Change in Control or termination and (y) the participant’s target bonus;

•	a prorated target annual bonus for the year of termination;

•	two (for participants with a title of Executive Vice President or above, including Messrs. Saligram, Jennings and Weatherholt) or one (for other participants) year(s) of continued health and welfare benefits; and

•	up to six months of outplacement services.

In order to participate in the CIC Severance Plan, participants must execute the Company’s form Confidentiality and Restrictive Covenant Agreement, which provides for a six-month post-termination non-competition covenant, 12-month post-termination non-solicitation of employees covenant and a perpetual non-disparagement covenant. The receipt of such severance payments and benefits is subject to the execution and non-revocation of a release of claims by the participant.

Change in Control Agreement

None of our current NEOs is party to a Change in Control Agreement. With his retirement on February 26, 2021, and pursuant to the Blanchard CIC, Mr. Blanchard was subject to a customary non-solicitation covenant that lasts during the period of employment and for one year thereafter.

Executive Severance and Termination Benefits

The Company provides certain severance and termination benefits as outlined in the offer letters with each of our current executive officers. In general, if a current executive officer is terminated “without Cause” and without a Change in Control, they will receive severance benefits equal to 12 months of annual base salary plus their annual non-equity target reward opportunity. Any severance benefits will be subject to the current executive officer executing the Company’s release of claims. Additionally, Mr. Saligram will also be required to execute the Company’s standard restrictive covenants agreement.

2020 Summary Compensation Table

This table shows the total compensation paid for the years ended December 31, 2020, 2019 and 2018 to our NEOs, including certain former executive officers. Information is not provided for 2019 and 2018 for Messrs. Saligram, Jennings, Weatherholt, Garcia, Swift and Justus because they either were not employed by the Company or were not NEOs in those years.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Non- Equity (Cash) Incentive ($)(4)	All Other Compensation ($)(5)	Total ($)
Current Executive Officers
Girishchandra K. Saligram, President and Chief Executive Officer	2020	184,375	400,000	833,896	307,318	688	1,726,277

H. Keith Jennings, Executive Vice President and Chief Financial Officer	2020	166,667	250,000	—	220,537	150,738	787,942

Scott C. Weatherholt, Executive Vice President, General Counsel, Chief Compliance Officer	2020	194,792	200,000	—	212,726	620	608,138

Former Executive Officers
Mark A. McCollum, Former President and Chief Executive Officer	2020	398,485	—	—	780,000	4,584,754	5,763,239
	2019	1,000,000	—	—	5,367,875	236,428	6,604,303
	2018	1,000,000	—	7,286,322	579,600	130,510	8,996,432
Karl Blanchard, Former Office of the Chief Executive, Interim Chief Executive Officer, Executive Vice President and Chief Operating Officer	2020	672,955	2,221,776	—	972,955	15,354	3,883,040
	2019	700,000	—	—	2,506,588	17,687	3,224,275
	2018	700,000	—	3,000,256	338,100	15,735	4,054,091

Christian A. Garcia, Former Office of the Chief Executive, Executive Vice President and Former Chief Financial Officer	2020	371,250	—	389,658	230,000	5,787	996,695

Mark D. Swift, Former President, Western Hemisphere	2020	121,250	—	—	—	1,426,616	1,547,866

Stuart Fraser, Vice President, Chief Accounting Officer and Interim Chief Financial Officer	2020	361,250	45,789	—	325,938	9,499	742,476
	2019	425,000	46,292	—	748,760	117,963	1,338,015
	2018	425,000	—	542,112	149,893	100,363	1,217,368

Frederico Justus, Former President, Eastern Hemisphere	2020	352,917	—	—	140,000	977	493,894

(1)	For additional information about our NEOs, see “Item 6. – Executive Compensation – Introduction and Named Executive Officers” of this registration statement, which is incorporated herein by reference.

(2)	Amounts listed for Messrs. Saligram, Jennings and Weatherholt represent the portions of their cash sign-on bonuses paid during 2020. For Mr. Blanchard, the amount represents monthly cash payments of $370,296 in consideration of his expanded responsibilities effective June 10, 2020, which were payable on the 15th day of each month from July 15, 2020 through February 15, 2021. Mr. Garcia received a sign-on bonus and relocation allowance of $650,000, which was repaid upon his departure from the Company in August 2020. Mr. Fraser was awarded a discretionary bonus in recognition of, among others, his outstanding leadership and effort relating to our financial restructuring beginning in the fourth quarter of 2019 and continuing through the first quarter of 2020. The discretionary bonus was paid in 2020 and the amount in the table reflects the prorated amount earned in 2020.

(3)	For the 2020 fiscal year, the fair value of awards granted was determined based on the closing price of our Ordinary Shares on the date of grant. For the 2018 fiscal year, assumptions used in the calculation of the fair value amounts in the table are included in “Part II – Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 17 – Share-Based Compensation” in the Form 10-K for the year ended December 31, 2018, which is incorporated herein by reference. See also “Item 6. – Executive Compensation – Compensation Discussion and Analysis – Compensation Elements – Annual Cash Incentive Compensation” and “Item 6. – Executive Compensation – Compensation Discussion and Analysis – Compensation Elements – Long-Term Equity Incentive Compensation” of this registration statement, which are incorporated herein by reference.

(4)	During 2020, each of our NEOs received cash awards under both our EICP and our LTCIP as further described in the “Item 6. – Executive Compensation – Compensation Discussion and Analysis – Compensation Elements – Annual Cash Incentive Compensation” and “Item 6. – Executive Compensation – Compensation Discussion and Analysis – Compensation Elements – Long-Term Equity Incentive Compensation” of this registration statement. Payments under the EICP were paid in 2021 for performance achieved in 2020. Payments under the LTCIP were paid to Messrs. McCollum, Blanchard, Garcia, Fraser and Justus in May 2020 and in January 2021 for Messrs. Saligram, Jennings and Weatherholt, for the time-based portion of their awards vesting in 2020. The amounts listed in Non-Equity (Cash) Incentive consist of the following:

Name	2020 EICP ($)	2020 LTCIP ($)
Current Executive Officers
Girishchandra K. Saligram	230,469	76,849
H. Keith Jennings	166,667	53,870
Scott C. Weatherholt	168,672	44,054
Former Executive Officers
Mark A. McCollum	—	780,000
Karl Blanchard	672,955	300,000
Christian A. Garcia	—	230,000
Mark D. Swift	—	—
Stuart Fraser	270,938	55,000
Frederico Justus	—	140,000

(5)	All Other Compensation for 2020 consists of the following:

Name	Matching Contribution and Other Contribution Plans ($)(1)	Life Insurance Premiums ($)	Relocation & Geographic Differential ($)	Housing, Schooling and Other ($)	Gross-ups and Net Taxes Paid ($)(2)	Termination Pay ($)(3)
Current Executive Officers
Girishchandra K. Saligram	—	688	—	—	—	—
H. Keith Jennings	—	738	150,000	—	—	—
Scott C. Weatherholt	—	620	—	—	—	—
Former Executive Officers
Mark A. McCollum	11,400	4,403	—	—	—	4,568,951
Karl Blanchard	8,867	6,487	—	—	—	—
Christian A. Garcia	3,037	2,750	—	—	—	—
Mark D. Swift	4,850	1,094	—	—	—	1,420,672
Stuart Fraser	5,383	1,864	—	—	2,252	—
Frederico Justus	—	183	45,650	52,370	(119,119)	21,893

(1)	Amounts shown represent Company contributions to the U.S. 401(k) plan for each of the NEOs.

(2)	Gross-ups and Net Taxes Paid represent the difference between amounts paid on behalf of the executive during the year for social contributions and taxes and amounts withheld from the executive’s compensation during the year for hypothetical taxes, if applicable.

(3)	Termination Pay for 2020, in each case, represents an agreed amount paid in settlement to each departing NEO in satisfaction of any amounts owed to them, respectively, in connection with their departure from the Company.

Grants of Plan-Based Awards in 2020(9)

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of	Grant Date Fair
Name	Grant Date	Threshold ($)	Target ($)	Superior ($)	Threshold (#)	Target (#)	Maximum (#)	Restricted Shares/Units (#)	Value of Share Awards ($)

Current Executive Officers
Girishchandra K. Saligram
	10/12/20(1)	$115,234	$230,469	$230,469
	10/12/20(2)	$76,849	$778,099	$778,099
	10/12/20(3)	$453,891	$907,783	$1,361,674
	10/12/20(4)	$453,891	$907,783	$1,361,674
	11/17/20(5)				56,497	169,491	169,491		$416,948
	11/17/20(6)							169,491	$416,948

H. Keith Jennings
	9/1/20(1)	$83,334	$166,667	$166,667
	9/1/20(2)	$53,870	$378,870	$378,870
	9/1/20(3)	$221,007	$442,015	$663,022
	9/1/20(4)	$221,007	$442,015	$663,022

Scott C. Weatherholt
	7/23/20(1)	$84,336	$168,672	$168,672
	7/23/20(2)	$44,054	$243,804	$243,804
	7/23/20(3)	$142,219	$284,439	$426,658
	7/23/20(4)	$142,219	$284,439	$426,658
Former Executive Officers
Mark A. McCollum
	4/13/20(1)	$510,000	$1,020,000	$1,020,000
	4/20/20(2)	$780,000	$2,340,000	$2,340,000
	4/20/20(3)	$1,365,000	$2,730,000	$4,095,000
	4/20/20(4)	$1,365,000	$2,730,000	$4,095,000

Karl Blanchard
	4/13/20(1)	$336,478	$672,955	$672,955
	4/20/20(2)	$300,000	$900,000	$900,000
	4/20/20(3)	$525,000	$1,050,000	$1,575,000
	4/20/20(4)	$525,000	$1,050,000	$1,575,000

Christian A. Garcia
	4/13/20(1)	$286,875	$573,750	$573,750
	4/20/20(2)	$230,000	$690,000	$690,000
	4/20/20(3)	$402,500	$805,000	$1,207,500
	4/20/20(4)	$402,500	$805,000	$1,207,500
	4/17/20(7)							68,966	$389,658

Mark D. Swift	N/A(8)

Stuart Fraser
	4/13/20(1)	$135,469	$270,938	$270,938
	4/20/20(2)	$55,000	$165,000	$165,000
	4/20/20(3)	$96,250	$192,500	$288,750
	4/20/20(4)	$96,250	$192,500	$288,750

Frederico Justus
	4/13/20(1)	$261,250	$522,500	$522,500
	4/20/20(2)	$140,000	$420,000	$420,000
	4/20/20(3)	$245,000	$490,000	$735,000
	4/20/20(4)	$245,000	$490,000	$735,000

(1)	Represents potential payments for the year ended December 31, 2020 under the terms of the EICP.

(2)	Represents 30% of a total cash award under the terms of the LTCIP. Amounts reflect time-based payment/potential payments to be awarded in May 2020, January 1, 2021 and January 1, 2022 for Messrs. Blanchard, Garcia, McCollum, Fraser and Justus and to be awarded December 31, 2020, 2021 and 2022 for Messrs. Saligram, Jennings and Weatherholt. The cash amount shown in Threshold reflects the first payment out of three potential payments. The cash amount shown in Target and Superior reflects total payments for all three years as there is no opportunity to earn more than the Target cash amount awarded for the time-based portion.

(3)	Represents 35% of a total cash award under the terms of the LTCIP. Amounts reflect performance-based potential payments to be awarded at the completion of the three-year performance period beginning January 1, 2020 and ending on December 31, 2022 contingent upon achievement of ROCE performance goals for fiscal year 2020, and for EBITDA Percentage performance goals for fiscal years ended 2021 and 2022. The cash amount shown in Threshold reflects an amended payout of 50%, the cash amount shown in Target reflects a payout of 100% and the cash amount shown in Superior reflects a payout of 200% of the total award approved for this component of the LTCIP.

(4)	Represents 35% of a total cash award under the terms of the LTCIP. Amounts reflect performance-based potential payments to be awarded at the completion of the three-year performance period beginning January 1, 2020 and ending on December 31, 2022 contingent upon achievement of Free Cash Flow performance goals for fiscal year 2020 and Operating Cash Flow Conversion Percentage performance goals for fiscal years 2021 and 2022. The cash amount shown in Threshold reflects a payout of 50%, the cash amount shown in Target reflects a payout of 100% and the cash amount shown in Superior reflects a payout of 200% of the total award approved for this component of the LTCIP.

(5)	Represents PSUs granted under the terms of the 2019 EIP. The Ordinary Share amount shown in Threshold reflects the minimum number of Ordinary Shares that could be earned (other than none) by achieving one of three performance goals. The Ordinary Share amount shown in Target and Superior reflects the Target number of Ordinary Shares granted as there is no opportunity to earn more than Target if all three performance goals are achieved. The value shown reflects grant date fair value of the Target number of Ordinary Shares in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”).

(6)	Represents RSUs granted under the terms of the 2019 EIP. The value shown reflects grant date fair value of the Ordinary Shares in accordance with ASC 718. These Ordinary Shares vest in three equal tranches on each of October 12, 2021, 2022 and 2023.

(7)	Represents RSUs granted under the terms of the 2019 EIP. The value shown reflects grant date fair value of the Ordinary Shares in accordance with ASC 718. The first tranche of these Ordinary Shares vested on the grant date of April 17, 2020 and the other two tranches were forfeited upon Mr. Garcia’s departure from the Company on August 5, 2020.

(8)	Departed prior to any plan-based awards being granted.

(9)	Numbers in table are rounded to the nearest whole dollar and may not agree to other publicly available disclosures due to rounding.

Outstanding Equity Awards at Fiscal Year End

The following table provides information about the number of outstanding equity awards held by our NEOs at December 31, 2020.

	Stock Awards
Name	Number of Shares or Units of Shares That Have Not Vested (#)(1)	Market Value of Shares or Units of Shares That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payment Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Girishchandra K. Saligram	169,491	$1,016,946	56,497	$338,982

(1)	Represents RSUs issued under the 2019 EIP, which vest in equal increments on each of October 12, 2021, 2022 and 2023.

(2)	Represents PSUs issued under the 2019 EIP. The number of units reported and the payout value reported are based on achieving the threshold performance level which is one-third of the PSUs granted. PSUs are eligible to vest at any time after October 12, 2020, subject to the attainment of applicable performance objectives. All performance objectives were met by March 3, 2021, the full 169,491 PSUs were fully vested and the underlying Ordinary Shares with respect to such PSUs were issued to Mr. Saligram, less Ordinary Shares withheld to satisfy withholding tax obligations.

Option Exercises and Stock Vested in 2020

Stock
Name	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting(1) ($)
Current Executive Officers
Girishchandra K. Saligram	—	—
H. Keith Jennings	—	—
Scott C. Weatherholt	—	—
Former Executive Officers
Mark A. McCollum	—	—
Karl Blanchard	—	—
Christian A. Garcia	22,988	129,882
Mark D. Swift	—	—
Stuart Fraser	—	—
Frederico Justus	—	—

(1) Calculated by multiplying the number of Ordinary Shares by the closing price on the date of vest.

Potential Payments Upon Termination or Change in Control

The following tables list the compensation and benefits that Weatherford would provide to our NEOs that were with the Company at the end of the 2020 fiscal year in various scenarios involving a hypothetical termination of employment or upon a change in control on such date. Compensation and benefits generally available to salaried employees are not included in the below. As described previously:

•	Messrs. Saligram, Jennings and Weatherholt are subject to the Company’s CIC Severance Plan and their respective offer letters;

•	Messrs. McCollum, Garcia, Swift and Justus were no longer with the Company at the end of the fiscal year and therefore they are not included in the tables below;

•	Any payments made to each of Messrs. McCollum, Swift and Justus that were paid in settlement upon their departure from the Company are reflected in the Summary Compensation Table and related footnotes; and

•	Mr. Blanchard had the Blanchard CIC and Mr. Fraser had a Change in Control Agreement, as amended (the “Fraser CIC”), in effect as of December 31, 2020, and our emergence from bankruptcy on December 13, 2019 constituted a change in control previously triggered under those agreements.

The following table applies to Messrs. Saligram, Jennings and Weatherholt whose potential payments are covered by their respective offer letters, EICP, LTCIP Award Agreements, award agreements under the 2019 EIP (in the case of Mr. Saligram) and our CIC Severance Plan.

Compensation Element
Termination / Change in Control Scenario	Base Salary	Cash Severance	Annual Cash Incentive Compensation	Long-Term Cash Incentive Compensation	Restricted Share Units(1)	Performance Share Units(1)	Welfare and Other Benefits	Sign-on Bonus and Relocation Allowances(2)
Retirement or Resignation	Ceases Immediately	None	Forfeited	Eligible to receive payment in respect of any portion of the Cash Award that is vested but not yet paid as of the date of termination	Forfeited	Forfeited	Ceases immediately	Must repay 100% of any cash sign-on bonuses or relocation allowances without proration
Termination with Cause(3)	Ceases Immediately	None	Forfeited	Forfeited	Forfeited	Forfeited	Ceases immediately	Must repay 100% of any cash sign-on bonuses or relocation allowances without proration
Death or Disability	Ceases Immediately	None	Prorated for the year and based on actual achievement	All unvested portions of time-based awards vest; eligible to receive payment in respect of any portion of the Cash Award that is vested but not yet paid as of the date of termination	Entitled to vest all unvested time-vested RSUs	All unvested PSUs vest at the end of the applicable performance period based on actual performance	Ceases immediately	No repayments
Termination Without Cause or With Good Reason	Ceases Immediately	12 months annual base salary plus EICP target opportunity	Receives payment of annual award based upon actual achievement(4)	A prorated portion of the next unvested tranche of time-based awards vest; eligible to receive payment in respect of any portion of the Cash Award that is vested but not yet paid as of the date of termination	Entitled to vest a prorated portion of the next tranche of time-vested RSUs that would otherwise vest	A prorated portion of the PSU award vests at the end of the applicable performance period based on actual performance	Ceases immediately	No repayments
Change in Control(6) Without Termination	Continues	None	Target amount of annual award prorated through the date of the Change in Control	Continues	Continues	Continues	Continues	No repayments
Change in Control(5) With Termination	Accrued and unpaid base salary plus vacation pay earned, both through the date of termination	2x the sum of (1) the higher of base salary in effect upon the Change in Control or the termination date and (2) the annual bonus under the then current non-equity incentive plan at Target(6)	Target amount of annual award prorated through the date of the Change in Control	Receives a prorated amount of the bonus under the current non-equity incentive plan through the date of termination	RSUs become fully vested as of the time immediately prior to such termination and all forfeiture restrictions lapse as of the date of termination	All PSUs become earned and vested based on actual achievement of the performance goals through the date of termination	Continue to provide health and dental benefits for two years from the date of termination(7); outplacement services for six months	No repayments

(1)	As of December 31, 2020, only Mr. Saligram had been awarded any RSUs or PSUs under our 2019 EIP. Therefore, the information in this column is not applicable to Messrs. Jennings, Weatherholt, Blanchard or Fraser.

(2)	The information in this column only applies to Messrs. Saligram, Jennings and Weatherholt who joined the Company during 2020. Requirements for repayment of sign-on cash bonuses and relocation allowances are detailed in the NEOs respective offer letters.

(3)	No special or additional payments are payable to any of the NEOs under the CIC Severance Plan, the Blanchard CIC, the Fraser CIC or otherwise in the event of a termination of employment for “Cause.” Terms such as “Cause,” “Good Reason” and “Disability” used in “Item 6. – Executive Compensation – Employment Agreements, Termination and Severance – Potential Payments Upon Termination or Change in Control” of this registration statement and not otherwise defined have the meaning for them set forth for them in the underlying policy, plan, award agreement or other document detailing applicable termination rights.

(4)	Based upon a hypothetical termination on December 31, 2020, under the terms of the EICP, NEOs are eligible for payment of their respective EICP target reward opportunity based upon actual achievement for the plan year because their employment was not terminated prior to the end of the EICP plan year.

(5)	Under the CIC Severance Plan, Change in Control is defined above in “Item 6. – Executive Compensation – Compensation Discussion and Analysis – Employment Agreements, Termination and Severance – Change in Control Severance Plan.”

Under the Blanchard CIC and Fraser CIC, “Change in Control” is generally deemed to occur if (i) any person acquires 30% or more of our Ordinary Shares; (ii) at least a majority of the members of the current Board cease to be directors other than in specified circumstances; (iii) upon the consummation of a merger or similar transaction other than (a) a transaction in which the shareholders beneficially owning our Ordinary Shares outstanding immediately prior to the transaction represent at least 50% of the voting power immediately after the transaction, (b) a transaction in which no person owns 30% or more of the outstanding Ordinary Shares or voting power of the surviving entity and (c) a transaction in which at least a majority of the members of the board of directors of the surviving entity are current members of the Board at the time the transaction was approved; or (iv) approval or adoption by the Board or our shareholders of a plan or proposal which could result directly or indirectly in the liquidation, transfer, sale or other disposal of all or substantially all of the Company’s assets or a dissolution of the Company.

Under the Blanchard CIC and Fraser CIC, severance is payable if either Messrs. Blanchard or Fraser employment is terminated (i) by the Company “without Cause” or (ii) by the Executive for “Good Reason” within six months preceding or two years following a Change in Control under certain circumstances. “Cause” means willful and continued failure of either Messrs. Blanchard or Fraser to perform his duties or either Messrs. Blanchard or Fraser willfully engaging in illegal conduct or gross misconduct that is harmful to the Company. “Good Reason” includes a material reduction in either Messrs. Blanchard or Fraser’s authorities, responsibilities, status, compensation or benefits (unless part of a cost reduction initiative that applies to all NEOs equally) or the failure of any successor company to assume the employment agreement. Mr. Blanchard’s Letter Agreement dated June 10, 2020 (the “KB Letter Agreement”) added additional circumstances that would constitute “Good Reason” for Mr. Blanchard; however, those conditions were not satisfied as of December 31, 2020.

(6)	Under the Blanchard CIC, Mr. Blanchard is entitled to 3x the sum of annual salary plus average annual cash incentive reduced by the portion of the Specified Amount (as defined in the KB Letter Agreement) paid on or before the date of termination. Under the Fraser CIC, Mr. Fraser is entitled to 2x the sum of annual salary plus average annual cash incentive. Under the Blanchard CIC and Fraser CIC, Messrs. Blanchard and Fraser’s average annual bonus for the prior three years is used for calculation purposes.

(7)	Continuation of health and dental benefits to the NEO and the NEO’s family requires that the NEO must continue to pay the monthly employee contribution for such benefits. Mr. Blanchard is entitled to receive three years continued welfare benefits under the Blanchard CIC. We are required to pay reasonable legal fees and expenses incurred by either Messrs. Blanchard or Fraser in any disputes regarding the Blanchard CIC or Fraser CIC, so long as either Messrs. Blanchard or Fraser undertakes to reimburse the Company for such amounts paid if either Messrs. Blanchard or Fraser is determined to have acted in bad faith in connection with the dispute.

Estimated Potential Payments Upon Termination or Change in Control

The table below describes the value of compensation and benefits payable to each current NEO upon termination that would exceed the compensation or benefits generally available to salaried employees. Benefits and payments are calculated assuming the triggering event occurred on December 31, 2020. The following includes the various types of circumstances that would trigger payments and benefits under the CIC Severance Plan, the Blanchard CIC, the Fraser CIC or otherwise. Reasonable estimates are provided where appropriate. It is always possible that different arrangements could be negotiated in connection with an actual termination of employment or Change in Control, including in settlement. No information is provided in this table with regard to potential payments to former employees listed as NEOs if such NEO received payments prior to December 31, 2020; those actual payments are reflected in the Summary Compensation Table and related footnotes.

Name Hypothetical Event	Cash Severance ($)(1)	Annual Cash Incentive Compensation ($)(2)	Long-Term Cash Incentive Plan ($)	Restricted Share Units Unvested and Accelerated ($)(3)	Performance Share Units – Unvested and Accelerated ($)(4)	Welfare and Other Benefits ($)	Clawback of Sign-on Bonus and Relocation Allowances ($)(5)	Total ($)
Girish K. Saligram
Retirement or Resignation	(0)	230,469	76,849	(0)	(0)	(0)	(400,000)	(92,682)
Termination with Cause	(0)	(0)	(0)	(0)	(0)	(0)	(400,000)	(400,000)
Death or Disability	(0)	230,469	778,099	1,016,946	(0)	(0)	(0)	2,025,514
Termination Without Cause or With Good Reason	1,856,250	230,469	76,849	45,330	(0)	(0)	(0)	2,208,898
Change in Control Without Termination	(0)	230,469	76,849	(0)	(0)	(0)	(0)	307,318
Change in Control With Termination	3,712,500	230,469	76,849	1,016,946	(0)	29,437	(0)	5,066,201
H. Keith Jennings
Retirement or Resignation	(0)	166,667	53,870	(0)	(0)	(0)	(400,000)	(179,463)
Termination with Cause	(0)	(0)	(0)	(0)	(0)	(0)	(400,000)	(400,000)
Death or Disability	(0)	166,667	378,870	(0)	(0)	(0)	(0)	545,537
Termination Without Cause or With Good Reason	1,500,000	166,667	53,870	(0)	(0)	(0)	(0)	1,720,537
Change in Control Without Termination	(0)	166,667	53,870	(0)	(0)	(0)	(0)	220,537
Change in Control With Termination	2,000,000	166,667	53,870	(0)	(0)	25,954	(0)	2,246,491
Scott C. Weatherholt
Retirement or Resignation	(0)	168,672	44,054	(0)	(0)	(0)	(200,000)	12,726
Termination with Cause	(0)	(0)	(0)	(0)	(0)	(0)	(200,000)	(200,000)
Death or Disability	(0)	168,672	243,804	(0)	(0)	(0)	(0)	412,476
Termination Without Cause or With Good Reason	1,211,250	168,672	44,054	(0)	(0)	(0)	(0)	1,423,976
Change in Control Without Termination	(0)	168,672	44,054	(0)	(0)	(0)	(0)	212,726
Change in Control With Termination	1,615,000	168,672	44,054	(0)	(0)	26,820	(0)	1,854,546

(1)	A zero (0) indicates either that there is no amount payable to the NEO, or the amount payable is generally available for both the NEOs and all salaried employees.

(2)	Under the EICP, (i) upon death or “Disability” annual cash incentive compensation is prorated to the date of the triggering event and based on actual performance and (ii) upon a “Change in Control” annual cash incentive compensation is paid at Target.

(3)	Number of Ordinary Shares vested valued at the closing price on December 31, 2020.

(4)	At December 31, 2020, only Mr. Saligram had been granted PSUs and none of the performance measures for those PSUs had been attained and therefore none of the PSUs would have vested at that time.

(5)	For Mr. Saligram, amount represents the cash portion of his sign-on bonus paid upon commencement of employment that must be repaid in full if his employment is terminated other than for an involuntary termination “without Cause,” a voluntary resignation for “Good Reason,” or a termination due to death or “Disability” with the first 12 months of payment. For Mr. Jennings, amount represents the portions of his cash sign-on bonus and relocation allowance that must be repaid in full if he voluntarily resigns or is involuntarily terminated for “Cause” within the first 12 months of payment. For Mr. Weatherholt amount represents his cash sign-on bonus that must be repaid in full if he voluntarily resigns or is involuntarily terminated for “Cause” within the first 12 months of payment.

2020 Director Compensation

The following table sets forth the compensation paid to each of our independent directors for the year ended December 31, 2020. Information about Mr. Girishchandra K. Saligram, our President and Chief Executive Officer and Mr. Mark A. McCollum, our former President and Chief Executive Officer, can be found in “Item 6. – Executive Compensation – 2020 Summary Compensation Table” in this registration statement, which is incorporated herein by reference.

Name	Fees Earned or Paid in Cash ($)(1)	Total ($)
Charles M. Sledge(2)	636,335	636,335
Benjamin C. Duster, IV(3)	380,366	380,366
Jacqueline C. Mutschler	523,712	523,712
Neal P. Goldman	534,379	534,379
Thomas R. Bates Jr.(4)	431,316	431,316
John F. Glick(4)	301,859	301,859
Gordon T. Hall(4)	301,859	301,859

(1)	Fees Paid in Cash includes the annual $200,000 equity retainer converted to cash as described below for all directors, other than for the Non-Executive Chair of the Board for which the amount was $292,000.

(2)	Effective June 12, 2020, Mr. Sledge assumed the role of our Non-Executive Chair of the Board.

(3)	Appointed to the Board on June 16, 2020. Mr. Duster’s compensation has been prorated to reflect his tenure in 2020.

(4)	At our 2020 Annual General Meeting held on June 12, 2020, each of Messrs. Bates, Glick, and Hall had more votes “against” his re-election to the Board than votes “for” his re-election. On June 12, 2020, in accordance with the Company’s Articles, each of Messrs. Bates, Glick and Hall promptly tendered his resignation from the Board and the committees thereof, effective immediately, and the Board accepted such resignations.

Narrative Discussion of Director Compensation

Historically, we have used a combination of cash and share-based incentive compensation to attract and retain qualified candidates to serve on the Board. In setting independent director compensation, we consider the significant amount of time that directors expend in fulfilling their duties to the Company, including the number and location of meetings, as well as the level of knowledge and experience that we require of and expect from each member of our Board. Our C&HR Committee is responsible for reviewing and structuring our compensation policy regarding fees and compensation paid and granted to our independent directors.

Upon our emergence from bankruptcy in December 2019, the newly appointed C&HR Committee retained LB&Co. as its independent compensation consultant to advise on executive and independent, non-employee director compensation matters. Following an analysis and comprehensive review of our non-employee director compensation program by LB&Co., on the recommendation of the C&HR Committee, the Board approved the following compensation structure for our directors:

Type of Fee	New Amount
Regular Director Board service annual cash retainer	$100,000
Regular Director Board service annual equity retainer	$200,000
Non-Executive Chair annual cash retainer	$145,000
Non-Executive Chair annual equity retainer	$292,000
Audit Committee Chair annual cash retainer	$20,000
Audit Committee Member annual cash retainer	$10,000
Compensation and Human Resources Committee Chair annual cash retainer	$15,000
Compensation and Human Resources Committee Member annual cash retainer	$7,500
Nominating and Governance Committee Chair annual cash retainer	$10,000
Nominating and Governance Committee Member annual cash retainer	$5,000
Safety, Environment and Sustainability Committee Chair annual cash retainer	$15,000
Safety, Environment and Sustainability Committee Member annual cash retainer	$7,500

The above covers up to 10 meetings per year for the full Board or any of its committees, respectively. An additional fee of $1,500 per meeting is paid to each director for meetings exceeding that threshold. Cash retainers are paid quarterly, in advance. Equity compensation is structured as grants of RSUs determined using the grant date fair value under ASC 718 with a grant date to be selected for the current grant and for future years. The RSUs will vest on the first anniversary of the grant date with accelerated vesting in the event of death, disability and change in control.

On April 13, 2020, in response to the global COVID-19 pandemic and the sudden drop in oil and gas prices in March 2020, the Company’s non-employee directors voluntarily agreed to temporarily reduce their compensation in 2020. The annual cash retainer for Board service was temporarily reduced by $5,000 a quarter, equal to $20,000 annualized, effective July 1, 2020. All voluntary reductions were removed effective January 1, 2021. The annual equity retainer for non-employee directors granted on April 13, 2020 (the “Grant Date”) in respect of the one-year period commencing on the Grant Date (the “Annual Grant Period”) and the amount due in respect of the period served on the Board from December 13, 2019 through April 12, 2020, were each paid in cash in lieu of RSU grants, and the amount with respect to the Annual Grant Period is subject to pro rata clawback in the event a non-employee director voluntarily resigns from the Board prior to the one-year anniversary of the Grant Date.

On May 27, 2020, the Board established a special committee comprised of all of the independent, non-employee directors. The special committee was established, in part, to conduct a fulsome search process to identify a new Chief Executive Officer. Members of the special committee received a monthly cash fee of $25,000, and the Board temporarily suspended the additional $1,500 per meeting fee for any meetings in excess of 10 meetings in 2020. On December 31, 2020, the special committee was dissolved and the per meeting fee was reinstated for 2021.

Risk Management Oversight

The Board has implemented an ERM system to identify and evaluate varying levels of risk and their potential impact on the enterprise, as well as steps to further mitigate those risks. Management representatives of the ERM committee present quarterly to the Audit Committee and annually to the full Board. Therefore, the Board is responsible for the oversight of overall risk management for the Company, and the Audit Committee is responsible for financial and compliance reporting as well as risk assessment.

As part of its oversight function, the Audit Committee discusses and implements guidelines and policies concerning financial and compliance risk assessment and management, including the process by which major financial and compliance risk exposure is monitored and mitigated. The Audit Committee works with members of management to assess and monitor risks facing the Company’s business and operations, as well as the effectiveness of the Company’s guidelines and policies for managing and assessing financial and compliance risk. The Audit Committee meets and discusses, as appropriate, issues regarding the Company’s risk management policies and procedures directly with those individuals responsible for day-to-day risk management in the Company’s assurance and compliance departments. The Audit Committee has established a pre-approval policy for all audit and non-audit services to be provided by our independent auditor, which was last reviewed and approved on February 25, 2021. This document is available on our website at www.weatherford.com, by clicking on “Investor Relations,” then “Company Information,” then “Corporate Governance,” then “Corporate Documents,” then selecting “Audit Committee Pre-Approval Policy.” There are two types of pre-approval. “General” pre-approval is based on pre-determined types of services. “Specific” pre-approval is required for certain types of services or if a service is expected to exceed budgeted amounts. “Specific” pre-approval must be obtained through direct communications with the Audit Committee or the Chair of the Audit Committee, to whom the Audit Committee has delegated pre-approval authority. The Chair of the Audit Committee must report any pre-approved decisions to the Audit Committee at its next scheduled meeting. During 2020, all audit and non-audit services performed by the independent auditor were subject to, and were approved pursuant to, the pre-approval policy.

The Audit Committee has designated the Company’s Chief Assurance Officer to monitor and report on the performance of all services provided by our independent auditor and to determine whether such services are in compliance with the pre-approval policy. Accordingly, the Chief Assurance Officer periodically reports to the Audit Committee regarding the results of his monitoring.

The Nominating and Governance Committee periodically provides oversight with respect to risks associated with our corporate governance policies and practices, including our Corporate Governance Principles. The Nominating and Governance Committee also oversees and reviews, on an annual basis, an evaluation of the Board, each of our Board committees, a director peer evaluation, and compliance with the Minimum Share Ownership Guidelines. The results of those evaluations are also considered as part of the Nominating and Governance Committee’s recommendations for committee service and rotation, as appropriate.

The C&HR Committee reviews our compensation plans and practices to ensure they do not encourage excessive risk-taking and, instead, encourage behaviors that support sustainable value creation.

Our Safety, Environment and Sustainability Committee oversees the Company’s policies and practices to promote good stewardship, to encourage safety awareness, to monitor safety performance and to provide suggestions to management for the resolution of health, safety and environmental concerns, all with a view towards reducing risks in those areas.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Related Person Transactions

We have had no related transactions that we must disclose in this registration statement.

Our Board has adopted a policy regarding related person transactions as part of a comprehensive governance program. This policy regarding transactions between us or any of our affiliates and our employees, officers and directors is set forth in writing in our Corporate Governance Principles and our Code of Business Conduct. These documents are available on our website at www.weatherford.com, by clicking on “Investor Relations,” then “Company Information,” then “Corporate Governance,” then “Corporate Documents,” then selecting “Corporate Governance Principles” or “Code of Business Conduct,” as applicable. The Board believes these documents promote the effective functioning of the Board, its committees and management. Accordingly, they are periodically reviewed and revised, as appropriate.

If an actual or potential conflict of interest arises for any director, the director is required to notify the Board and is not allowed to participate in any discussions or vote on any transaction associated with the actual or potential conflict of interest. The Board approves any transactions with our Chief Executive Officer and our Chief Executive Officer approves any transactions with any other executive officer.

Director Independence

In conjunction with any Nasdaq listing, the Board will affirmatively determine that each non-employee director is independent under the rules of Nasdaq and the SEC. As contemplated by Nasdaq rules, the Board will also adopt categorical standards to assist it in making independence determinations. These standards will be available on our website at www.weatherford.com, by clicking on “Investor Relations,” then “Corporate Governance,” then “Corporate Documents,” then selecting “Corporate Governance Principles.” However, in making independence determinations, the Board considers and reviews all relationships with each director, whether or not they fall within the categorical standards. None of the independent directors has relationships relevant to an independence determination that were outside the scope of the Board’s categorical standards.

For additional detail on the independence of the members on each of our committees and their satisfaction of the required qualification standards for membership on those committees, see “Item 5. – Directors and Executive Officers - Additional Board Information - Independence” and “Item 5. – Directors, Executive Officers - Additional Board Information - Committee Member Qualifications” of this registration statement, which are incorporated herein by reference.

Item 8. Legal Proceedings.

In the ordinary course of business, we are the subject of various claims and litigation. We maintain insurance to cover many of our potential losses, and we are subject to various self-retention limits and deductibles with respect to our insurance. Please see the following:

•	For information on the Cases, see “Part II – Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 2 – Emergence from Chapter 11 Bankruptcy Proceedings” and “Part II – Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 3 – Fresh Start Accounting” in the Form 10-K, which are incorporated herein by reference. See also “Explanatory Note” and “Item 1. – Business – Reorganization and Emergence from Bankruptcy Proceedings” of this registration statement, which are incorporated herein by reference.

•	If we are the subject of governmental and internal investigations related to alleged misconduct and violations of U.S. or International laws in the future, it could have a material adverse effect on our business, financial condition and results of operations. See “Part II – Item 8. – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 19 – Disputes, Litigation and Legal Contingencies” in the Form 10-K and “Part I – Item 1. – Financial Statements – Notes to Condensed Consolidated Financial Statements – Note 8 – Disputes, Litigation and Legal Contingencies” in the Form 10-Q, which are incorporated herein by reference.

Although we are subject to various on-going litigation, we do not believe it is probable that any of our litigation to which we are currently subject will result in any material uninsured losses to us. It is possible, however, that an unexpected judgment could be rendered against us, or we could decide to resolve a case or cases that would result in a liability that could be uninsured and beyond the amounts we currently have reserved and in some cases those losses could be material.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

On April 17, 2020, the NYSE filed a Form 25 with the SEC. The delisting of our Ordinary Shares from the NYSE became effective on April 27, 2020. Our Ordinary Shares were deregistered under Section 12(b) of the Exchange Act on July 16, 2020. Our Ordinary Shares currently trade on the OTC Pink Marketplace under the ticker symbol “WFTLF”. We have filed a listing application to list our Ordinary Shares on Nasdaq under the symbol “WFRD”. See also “Item 11. – Description of Registrant’s Securities to be Registered” of this registration statement, which is incorporated herein by reference.

For information regarding our Ordinary Share capitalization and Ordinary Share ownership, see “Item 11. – Description of Registrant's Securities to be Registered” in this registration statement, which is incorporated herein by reference.

As part of our emergence from bankruptcy, outstanding awards under all predecessor equity incentive plans were cancelled, and pursuant to approval we received under the Plan, we adopted the 2019 EIP. The 2019 EIP permits the grant of options, Ordinary Share appreciation rights, restricted share awards, RSUs and other share-based and performance-based awards to any employee, consultant or non-employee director. The provisions of each award vary based on the type of award granted and are determined by the C&HR Committee of our Board.

The following table provides information as of December 31, 2020, about the number of Ordinary Shares to be issued upon vesting or exercise of equity awards as well as the number of Ordinary Shares remaining available for issuance under the 2019 EIP.

Plan	Equity Compensation Plan Information
Category (Ordinary Shares in thousands)	Numbers of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans(1)
Equity compensation plans(2)	339	$—	8,238

(1) Excluding Ordinary Shares reflected in the first column of this table.

(2) Includes the 2019 EIP, the adoption of which was approved in connection with our emergence from bankruptcy in December 2019. The 2019 EIP was amended and restated in 2020.

In addition, as part of the emergence from bankruptcy, the Company issued Warrants to holders of our old Ordinary Shares to purchase up to an aggregate of 7,777,779 our new Ordinary Shares at an exercise price of $99.96 per Ordinary Share. The Warrants are equity classified and, upon issuance, have a value of $31 million, which was recorded in “Capital in Excess of Par Value.” See “Item 10. – Recent Sales of Unregistered Securities” of this registration statement, which is incorporated herein by reference. These are Warrants issued pursuant to the Plan and were not issued pursuant to an equity compensation plan.

Irish stamp duty

Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the shares acquired) may become payable in respect of transfers of our Ordinary Shares. However, a transfer of our Ordinary Shares from a seller who holds Ordinary Shares through the Depository Trust Company (“DTC”) to a buyer who holds the acquired Ordinary Shares through DTC should not be subject to Irish stamp duty. A transfer of our Ordinary Shares (i) by a seller who holds Ordinary Shares outside of DTC to any buyer, or (ii) by a seller who holds the Ordinary Shares through DTC to a buyer who holds the acquired Ordinary Shares outside of DTC, may be subject to Irish stamp duty. The person accountable for payment of stamp duty is generally the buyer or, in the case of a transfer by way of a gift or for less than market value, all parties to the transfer.

A shareholder who holds Ordinary Shares outside of DTC may transfer those Ordinary Shares into DTC (or a shareholder who holds Ordinary Shares through DTC may transfer those Ordinary Shares out of DTC) without giving rise to Irish stamp duty provided that the shareholder would be the beneficial owner of the related book-entry interest in those Ordinary Shares recorded in the systems of DTC (and in exactly the same proportions) as a result of the transfer and at the time of the transfer into DTC there is no sale of those book-entry interests to a third party being contemplated by the shareholder. In order for the share registrar to be satisfied as to the application of this Irish stamp duty treatment where relevant, the shareholder must confirm to us that the shareholder would be the beneficial owner of the related book-entry interest in those Ordinary Shares recorded in the systems of DTC (and in exactly the same proportions) (or vice-versa) as a result of the transfer and there is no agreement for the sale of the related book-entry interest or the Ordinary Shares or an interest in the Ordinary Shares, as the case may be, by the shareholder to a third party being contemplated.

Irish dividend withholding tax

Dividends on our Ordinary Shares that are owned by residents of the U.S. and held beneficially through DTC will not be subject to dividend withholding tax (“DWT”) provided that the address of the beneficial owner of the Ordinary Shares in the records of the broker is in the U.S. Dividends on our Ordinary Shares that are owned by residents of the U.S. and held directly (outside of DTC) will not be subject to DWT provided that the shareholder has completed the appropriate Irish DWT form and this form remains valid or provides a Certification of U.S. Tax Residency, or Form IRS 6166. Such shareholders must provide the appropriate Irish DWT form or Form IRS 6166 to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled. If any shareholder who is resident in the U.S. receives a dividend subject to DWT, he or she should generally be able to make an application for a refund from the Irish Revenue Commissioners on the prescribed form (DWT Claim Form 1). While the U.S./Ireland Double Tax Treaty contains provisions regarding withholding tax, due to the wide scope of the exemptions from DWT available under Irish domestic law, it would generally be unnecessary for a U.S. resident shareholder to rely on the treaty provisions.

Shareholders resident in EU countries (other than Ireland) or other countries with which Ireland has signed a tax treaty (whether the treaty has been ratified or not) generally should not be subject to Irish withholding tax so long as the shareholder has provided its broker, for onward transmission to our qualifying intermediary or other designated agent (in the case of shares held beneficially), or our or its transfer agent (in the case of shares held directly), with all the necessary documentation by the appropriate due date prior to payment of the dividend.

In certain limited circumstances dividends received by Irish residents and certain other shareholders may be subject to a residual charge to Irish income tax. A shareholder who is neither resident nor ordinarily resident in Ireland and who is entitled to an exemption from DWT generally has no additional liability to Irish income tax or to the universal social charge on a dividend from us. A shareholder who is neither resident nor ordinarily resident in Ireland and who is not entitled to an exemption from DWT generally has no additional liability to Irish income tax or to the universal social charge on a dividend from us. The DWT deducted by us discharges the liability to Irish income tax and to the universal social charge.

Irish capital acquisitions tax

Irish capital acquisitions tax (“CAT”) is composed principally of gift tax and inheritance tax. CAT could apply to a gift or inheritance of our Ordinary Shares irrespective of the place of residence, ordinary residence or domicile of the parties. This is because our Ordinary Shares are regarded as property situated in Ireland as our share register must be held in Ireland. The person who receives the gift or inheritance has primary liability for CAT.

CAT is levied at a rate of 33% above certain tax-free thresholds. The appropriate tax-free threshold is dependent upon (i) the relationship between the donor and the donee and (ii) the aggregation of the values of previous gifts and inheritances received by the donee from persons within the same category of relationship for CAT purposes. Gifts and inheritances passing between spouses are exempt from CAT. Children have a tax-free threshold which Irish Revenue typically updates annually in respect of taxable gifts or inheritances received from their parents (currently at €335,000). Our shareholders should consult their own tax advisers as to whether CAT is creditable or deductible in computing any domestic tax liabilities.

Irish capital gains tax

Generally, only Irish resident shareholders are subject to Irish capital gains tax (“CGT”) on a disposal of their shares. A shareholder who is neither resident nor ordinarily resident in Ireland and does not hold our Ordinary Shares in connection with a trade or business carried on by such shareholder in Ireland through a branch or agency should not be within the charge to Irish CGT on a disposal of our Ordinary Shares. In circumstances where a charge to Irish CGT arises the rate of CGT is currently 33% of the gain.

Irish Restrictions on Import and Export of Capital

Except as indicated below, there are no restrictions imposed specifically on non-residents of Ireland dealing in Irish domestic securities, which includes ordinary shares of Irish companies. Dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities. The Financial Transfers Act 1992 (of Ireland) gives power to the Minister for Finance of Ireland to restrict financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the member states of the EU. The acquisition or disposal of interests in shares issued by an Irish incorporated company and associated payments falls within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. The Criminal Justice (Terrorist Offences) Act 2005 (as amended) (of Ireland) also gives the Minister of Finance of Ireland the power to take various measures, including the freezing or seizure of assets, in order to combat terrorism. At present the Financial Transfers Act 1992, certain EU regulations (as implemented into Irish law) and the Criminal Justice (Terrorist Offences) Act 2005 (as amended) (of Ireland) prohibit financial transfers involving certain persons and entities associated with the ISIL (Da’esh) and Al-Qaida organizations, the late Slobodan Milosevic and associated persons, Republic of Guinea-Bissau, Myanmar/Burma, Belarus, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, the late Osama bin Laden, Al-Qaida, the Taliban of Afghanistan, Democratic Republic of Congo, Democratic People’s Republic of Korea (North Korea), Iran, Iraq, Côte d’Ivoire, Lebanon, Liberia, Zimbabwe, South Sudan, Sudan, Somalia, Republic of Guinea, Afghanistan, Egypt, Eritrea, Libya, Syria, Tunisia, Burundi, the Central African Republic, Ukraine, Yemen, Bosnia and Herzegovina, certain known terrorists and terrorist groups and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland or the Minister of Finance of Ireland (as applicable).

Any transfer of, or payment in respect of, a share or interest in a share involving the government of any country that is currently the subject of United Nations or EU sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law.

Item 10. Recent Sales of Unregistered Securities.

Upon the effectiveness of the Plan, all previously issued and outstanding equity interests in the Company were cancelled, and on the Effective Date the Company issued an aggregate of 69,999,954 new Ordinary Shares to the holders of the Company’s existing senior notes and holders of old Ordinary Shares. In addition, the Company issued Warrants to purchase up to an aggregate of 7,777,779 new Ordinary Shares to holders of old Ordinary Shares, subject to adjustment as set forth in the Warrant Agreement. For additional details regarding the Warrants, see “Part II – Item 7. – Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Part II – Item 8. – Financial Statements and Supplementary Data” of the Form 10-K, which are incorporated herein by reference.

When issued in December 2019, the new Ordinary Shares and the Warrants were exempt from registration under the Securities Act, pursuant to Section 1145 of the Bankruptcy Code (which generally exempts from such registration requirements the issuance of securities under a plan of reorganization).

On April 17, 2020 we granted our now former Chief Financial Officer an equity-based award of RSUs for 68,966 Ordinary Shares under the 2019 EIP. On April 17, 2020 we issued 17,390 of our Ordinary Shares upon the vesting of outstanding RSUs, net of Ordinary Shares withheld to satisfy statutory minimum tax withholding obligations. On November 17, 2020 we granted our Chief Executive Officer an equity-based award of 169,491 PSUs and 169,491 RSUs under the 2019 EIP. In 2021, we have granted to certain of our employees equity-based awards of 1,003,633 RSUs, 987,082 PSUs and 1,357,233 phantom share units under the 2019 EIP. During 2021, we have issued 102,797 of our Ordinary Shares upon the vesting of outstanding PSUs, net of Ordinary Shares withheld to satisfy statutory minimum tax withholding obligations. These securities were issued under the 2019 EIP without registration in reliance on the exemptions afforded by Section 4(a)(2) of the Securities Act and Rule 701 promulgated thereunder, as well as under analogous state “blue sky” laws.

Item 11. Description of Registrant’s Securities to be Registered.

The following description of our Ordinary Shares is a summary. The complete text of our Articles have been filed as exhibits to our periodic reports filed with the SEC, and each are incorporated by reference as exhibits to this registration statement. Our authorized share capital is $1,356,000 divided into 1,356,000,000 Ordinary Shares of $0.001 each. As of May 24, 2021, there were approximately 75 shareholders of record and 70,120,206 Ordinary Shares issued and outstanding. The actual number of shareholders is considerably greater than the number of shareholders of record and includes shareholders who are beneficial owners but whose Ordinary Shares are held in street name by brokers and other nominees.

Voting Rights

Each holder of our Ordinary Shares is entitled to one vote for each Ordinary Share registered in his or her name in the register of members (shareholders). A person must be entered on the register by the record date specified for a general meeting in order to vote, and any change to an entry on the register after such record date shall be disregarded in determining the right of any person to attend and vote at the meeting.

Every holder of our Ordinary Shares entitled to attend, speak and vote at a general meeting may appoint a proxy to attend, speak and vote on his or her behalf and may appoint more than one proxy to attend, speak and vote at the same meeting.

General Meetings

We are required to hold an Annual General Meeting in each calendar year at intervals of no more than 15 months from our previous Annual General Meeting and no more than nine months after our fiscal year-end. There is no legal requirement to hold general meetings in Ireland, except that where a general meeting of shareholders is held outside Ireland, the Company has a duty to make arrangements for shareholders of record to participate at the meeting by technological means without leaving Ireland. No business shall be transacted at any general meeting unless a quorum is present, which requires representation of more than 50% of the total voting rights attaching to our Ordinary Shares. Abstentions and broker non-votes are counted for the purposes of determining whether there is a quorum.

Director Elections

Directors may be appointed by our shareholders at the Annual General Meeting or at any extraordinary general meeting called for that purpose and by our Board in accordance with our Articles.

Each of our directors shall (unless his or her office is earlier vacated in accordance with our Articles) serve for a one-year term concluding on the later of (i) the Annual General Meeting after such director was last appointed or re-appointed and (y) the date his or her successor is elected and qualified.

Any director retiring at an Annual General Meeting will be eligible for re-appointment.

Each director shall be elected by a simple majority of the votes cast, in person or by proxy, at a general meeting of shareholders (referred to under Irish law as an ordinary resolution), provided that, if the number of director nominees exceeds the number of directors to be elected (a “contested election”), each of those nominees shall be voted upon as a separate resolution and the directors shall be elected by a plurality of the votes cast, in person or represented by proxy, at such meeting and entitled to vote on the election of directors.

Under our Articles, in an uncontested election (where the number of director nominees does not exceed the number of directors to be elected), any nominee for election to the Board who is then serving as a director and who receives a greater number of “against” votes than “for” votes shall promptly tender his or her resignation following certification of the vote. The Board (excluding the director who has so tendered his or her resignation) is then obliged to consider the resignation offer and decide whether to accept or reject the resignation, or whether other action should be taken.

Issuance of Ordinary Shares

We may allot (issue) Ordinary Shares subject to the maximum authorized share capital contained in our Articles. The authorized maximum may be increased or reduced by an ordinary resolution of shareholders. We may from time to time issue Ordinary Shares with such preferred or deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as determined by an ordinary resolution of the shareholders.

Under Irish law, our Board may issue new Ordinary Shares having the rights provided for in our Articles without shareholder approval once authorized to do so by the Articles or by an ordinary resolution adopted by the shareholders at a general meeting, subject at all times to the maximum authorized share capital. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. We have been authorized in our Articles to issue new Ordinary Shares without shareholder approval for a period of five years ending December 9, 2024, up to an aggregate nominal value of $170,000 (170,000,000 Ordinary Shares) as follows:

•	up to $83,000 (83,000,000 Ordinary Shares), together with any Ordinary Shares authorized for allotment pursuant to the authority detailed in the bullet point immediately below relating to our bankruptcy that were not allotted (or otherwise counted for the purposes of that authority), which may be allotted as our directors see fit; and

•	up to $87,000 (87,000,000 Ordinary Shares) for the purposes of allotting relevant securities contemplated in (i) the examiner’s scheme of arrangement under Part 10 of the Irish Companies Act approved by the Irish High Court on December 12, 2019 and (ii) the provisional liquidator’s scheme of arrangement in respect of Weatherford International Ltd. pursuant to the Companies Act 1981 of Bermuda.

On that basis, taking account of Ordinary Shares that have been allotted or issued since December 10, 2019 or that are otherwise reserved for issuance, as of the date of this registration statement, our Board is authorized to issue an additional 83,622,214 Ordinary Shares without shareholder approval for the balance of the period of five years ending on December 9, 2024.

Preemption Rights, Share Warrants and Options

Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders when shares are to be issued for cash. As permitted under Irish law, we opted-out of these preemption rights in our Articles adopted at the time of emergence from bankruptcy in respect of the 170,000,000 Ordinary Shares our directors were authorized to allot pursuant to the allotment authority referenced above (of which, as referenced above, our Board remains, as of the date of this registration statement, authorized to issue an additional 83,622,214 Ordinary Shares without shareholder approval). Irish law requires this opt-out to be renewed at least every five years by a qualified 75% majority of the votes cast, in person or by proxy, at a general meeting of our shareholders at which a quorum is present (referred to under Irish law as a special resolution). A special resolution of the shareholders is also required for any increase in the number of shares covered by the opt-out. If the opt-out is not renewed, shares to be issued for cash must be offered to our existing shareholders on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders.

Statutory preemption rights do not apply: (i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition), (ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution) or (iii) where shares are issued pursuant to employee equity compensation plans.

Our Articles provide that, subject to the provisions contained therein relating to the allotment of new shares and the Irish Companies Act, our directors may allot, grant options over or otherwise dispose of them to such persons, on such terms and conditions and at such times as they may consider to be in the best interests of the Company and its shareholders.

Dividends

Holders of Ordinary Shares are entitled to receive dividends which may be declared (i) at a general meeting of shareholders upon the recommendation of the Board or (ii) by the Board in such amount as appear to the directors to be justified by our profits, subject to applicable law.

Liquidation

Subject to the provisions of the Irish Companies Act as to preferential payments, upon winding up, our property shall be distributed among the members according to their rights and interests.

Listing

Our Ordinary Shares are currently trading on the OTC Pink Marketplace under the ticker symbol “WFTLF”. We have filed a listing application to list our Ordinary Shares on Nasdaq under the symbol “WFRD”.

Item 12. Indemnification of Directors and Officers.

Subject to exceptions, the Irish Companies Act contains limitations that do not permit a company to exempt a director or certain officers from, or indemnify a director against, liability in connection with any negligence, default, breach of duty or breach of trust by a director in relation to the Company. The exceptions allow a company to: (i) purchase and maintain directors and officers insurance against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company and (ii) indemnify a director or such other officer against any liability incurred in defending proceedings, whether civil or criminal, (a) in which judgment is given in his or her favor or in which he or she is acquitted or (b) in respect of which an Irish court grants him or her relief from any such liability on the grounds that he or she acted honestly and reasonably and that, having regard to all the circumstances of the case, he or she ought fairly to be excused for the wrong concerned.

Our Articles include a provision which, subject to the provisions of the Irish Companies Act as aforesaid, entitles every present and former director and other officer of the Company and each other person who is or was serving at the request of the Company as a director, officer, employee or agent of another company, or of a partnership, joint venture, trust or non-profit entity, including service with respect to employee benefit plans maintained or sponsored by the Company (including the heirs, executors, administrators and estates of such persons) to be indemnified and held harmless by the Company to the fullest extent permitted by law against all costs, charges, losses, expenses and liabilities incurred by him, or her, in the execution and discharge of his, or her, duties or in relation thereto.

In addition, the Company and Weatherford International Ltd., a Bermuda exempted company and wholly-owned, indirect subsidiary of the Company have entered (and/or, if required, any other subsidiary of the Company may enter) into indemnification agreements (or deed poll indemnities) with or as to each of Company’s directors and certain officers as well as with individuals serving as directors, officers, employees, agents or fiduciaries of our subsidiaries or any other company, corporation, joint venture, trust, employee benefit plan or other entity or enterprise or by reason of anything done or not done by such person in any capacity providing for the indemnification of, and advancement of expenses to, these persons to the fullest extent permitted by law. The obligations of the Company under such agreements are also subject to the limitations on indemnification under Irish law as aforesaid.

As permitted by Irish law, the Company has also taken out directors’ and officers’ liability insurance.

Item 13. Financial Statements and Supplementary Data.

The information required by this Item 13 is contained within the section titled “Part II – Item 8. – Financial Statements and Supplementary Data” in the Form 10-K and the section titled “Part I – Item 1. – Financial Statements” in the Form 10-Q, which are incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

(a)	The following financial statements required by this Item 15 are contained within the section titled “Part II – Item 8. – Financial Statements and Supplementary Data” of the Form 10-K and the section title “Part I – Item 1. – Financial Statements” in the Form 10-Q, which are incorporated herein by reference:

i.	the Consolidated Financial Statements of the Company listed on pages 42 - 96 of the Form 10-K.

ii.	the financial statement schedule on page 106 of the Form 10-K.

iii.	the Condensed Consolidated Financial Statements (Unaudited) of the Company listed on pages 2 - 15 of the Form 10-Q.

(b)	The exhibits of the Company listed below under Item 15(b) are all incorporated herein by reference to a prior SEC filing unless designated by a dagger (†):

Exhibit Number	Description	Original Filed Exhibit	File Number
3.1	Amended and Restated Memorandum and Articles of Association of Weatherford International public limited company.	Exhibit 3.1 of the Company’s Current Report on Form 8-K filed December 18, 2019	File No. 1-36504

4.1	Indenture, dated December 13, 2019, by and among Weatherford International Ltd., as issuer, the guarantors thereto and Deutsche Bank Trust Company Americas, as trustee.	Exhibit 4.1 of the Company’s Current Report on Form 8-K filed December 18, 2019	File No. 1-36504

4.2	Form of Senior Note (included in Exhibit 4.1).	Included in Exhibit 4.1 of the Company’s Current Report on Form 8-K filed December 18, 2019	File No. 1-36504

4.3	Form of Warrant Certificate (included in Exhibit 10.30).	Included in Exhibit 10.4 of the Company’s Current Report on Form 8-K filed December 18, 2019	File No. 1-36504

4.4	Indenture, dated August 28, 2020, by and among Weatherford International Ltd., as issuer, the guarantors party thereto and Wilmington Trust, National Association, as trustee and collateral agent.	Exhibit 4.1 of the Company’s Current Report on Form 8-K filed August 28, 2020	File No. 1-36504

4.5	Form of Senior Note (included in Exhibit 4.4).	Included in Exhibit 4.1 of the Company’s Current Report on Form 8-K filed August 28, 2020	File No. 1-36504

*10.1	Employment Letter, dated March 3, 2017, between Weatherford International plc and Mark A. McCollum.	Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 filed April 28, 2017	File No. 1-36504

*10.2	Offer Letter between Weatherford International Ltd. and Christian A. Garcia.	Exhibit 10.3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 filed March 16, 2020	File No. 1-36504

*10.3	Letter Agreement with Karl Blanchard, dated June 10, 2020.	Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed August 14, 2020	File No. 1-36504

*10.4	Offer Letter to H. Keith Jennings, dated August 6, 2020.	Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed November 4, 2020	File No. 1-36504

*10.5	Offer Letter to Girishchandra K. Saligram, dated September 9, 2020.	Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q for the third quarter ended September 30, 2020 filed November 4, 2020	File No. 1-36504

*10.6	Form of Deed of Indemnity of Weatherford International plc entered into by each director of Weatherford International plc and each of the following executive officers of Weatherford International plc: Karl Blanchard (August 21, 2017), Scott C. Weatherholt (July 23, 2020), H. Keith Jennings (September 18, 2020) and Girish K. Saligram (October 12, 2020).	Exhibit 10.11 of the Company’s Current Report on Form 8-K12B filed June 17, 2014	File No. 1-36504

*10.7	Form of Deed of Indemnity of Weatherford International Ltd entered into by each director of Weatherford International plc and each of the following executive officers of Weatherford International plc: Scott C. Weatherholt (July 23, 2020), H. Keith Jennings (September 18, 2020) and Girishchandra K. Saligram (October 12, 2020).	Exhibit 10.12 of the Company’s Current Report on Form 8-K12B filed June 17, 2014	File No. 1-36504

*10.8	Form of Change in Control Agreement entered into by each of the following executive officers of Weatherford International plc: Karl Blanchard (August 21, 2017) and Stuart Fraser (April 15, 2018).	Exhibit 10.1 of the Company’s Current Report on Form 8-K filed December 15, 2016	File No. 1-36504

*10.9

Form of Amendment to Change in Control Agreement entered into by each of the following executive officers of Weatherford International plc: Karl Blanchard and Stuart Fraser, each such amendment effective as of December 13, 2019.

		Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 filed August 14, 2020	File No. 1-36504

*10.10	Weatherford International Change in Control Severance Plan.	Exhibit 10.1 of the Company’s Current Report on Form 8-K filed November 20, 2020	File No. 1-36504

*10.11	2019 Executive Bonus Plan.	Exhibit 99.1 of the Company’s Current Report on Form 8-K filed April 2, 2019	File No. 1-36504

*10.12	Form of Retention Award.	Exhibit 99.2 of the Company’s Form 8-K filed April 2, 2019	File No. 1-36504

*10.13	Executive Non-Equity Incentive Compensation Plan (as Amended and Restated).	Exhibit 10.2 of the Company’s Current Report on Form 8-K filed April 15, 2020	File No. 1-36504

*10.14	Weatherford International plc Second Amended and Restated 2019 Equity Incentive Plan, dated October 30, 2020.	Exhibit 10.6 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 filed November 4, 2020	File No. 1-36504

*10.15	Form of Restricted Share Unit Award Agreement.	Exhibit 10.3 of the Company’s Current Report on Form 8-K filed November 20, 2020	File No. 1-36504

*10.16	Form of Performance Share Unit Award Agreement.	Exhibit 10.4 of the Company’s Current Report on Form 8-K filed November 20, 2020	File No. 1-36504

*10.17	Form of Restricted Share Unit Award Agreement.	Exhibit 10.2 of the Company’s Current Report on Form 8-K filed January 8, 2021	File No. 1-36504

*10.18	Form of Performance Share Unit Award Agreement.	Exhibit 10.3 of the Company’s Current Report on Form 8-K filed January 8, 2021	File No. 1-36504

*10.19	Form of Phantom Share Unit Award Agreement.	Exhibit 10.4 of the Company's Current Report on Form 8-K filed January 8, 2021	File No. 1-36504

*10.20	Amended and Restated Performance Share Unit Award Agreement - Girish K. Saligram, dated February 17, 2021.	Exhibit 10.24 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed March 16, 2020	File No. 1-65304

*10.21	Weatherford International plc Short-Term Incentive Plan.	Exhibit 10.1 of the Company’s Current Report on Form 8-K filed January 8, 2021	File No. 1-36504

*10.22	Weatherford International plc 2020 Long-Term Cash Incentive Plan.	Exhibit 10.1 of the Company’s Current Report on Form 8-K filed April 24, 2020	File No. 1-36504

*10.23	Form of Long-Term Cash Incentive Plan Award Agreement.	Exhibit 10.2 of the Company’s Current Report on Form 8-K filed April 24, 2020	File No. 1-36504

*10.24	Form of Long-Term Cash Incentive Plan Award Agreement.	Exhibit 10.2 of the Company’s Current Report on Form 8-K filed November 20, 2020	File No. 1-36504

10.25	ABL Credit Agreement, dated December 13, 2019, by and among Weatherford International Ltd., Weatherford International plc, Weatherford International LLC, Wells Fargo Bank, N.A. and the lenders party thereto from time to time.	Exhibit 10.1 of the Company’s Current Report on Form 8-K filed December 18, 2019	File No. 1-36504

10.26	LC Credit Agreement, dated December 13, 2019 (as amended by Amendment No.1, dated August 28, 2020), by and among Weatherford International Ltd., Weatherford International plc, Weatherford International LLC, Deutsche Bank Trust Company Americas and the lenders party thereto from time to time.	Exhibit 10.2 of the Company’s Current Report on Form 8-K filed December 18, 2019	File No. 1-36504

10.27	Amendment No. 1 to LC Credit Agreement and Amendment No. 1. To U.S. Security Agreement, dated August 28, 2020, by and among Weatherford International Ltd., Weatherford International plc, Weatherford International LLC, the other guarantors of the LC Credit Agreement, Deutsche Bank Trust Company Americas and the lenders under the LC Credit Agreement.	Exhibit 10.1 of the Company’s Current Report on Form 8-K filed August 28, 2020	File No. 1-36504

10.28	Intercreditor Agreement, dated December 13, 2019, by and among Wells Fargo Bank, N.A., Deutsche Bank Trust Company Americas, Weatherford International plc and the grantors party there to from time to time.	Exhibit 10.3 of the Company’s Current Report on Form 8-K filed December 18, 2019	File No. 1-36504

10.29	Intercreditor Agreement, dated August 28, 2020, by and among Deutsche Bank Trust Company Americas, Wilmington Trust National Association, BTA Institutional Services Australia Limited, Weatherford International plc and the grantors parties there to from time to time.	Exhibit 10.3 of the Company’s Current Report on Form 8-K filed August 28, 2020	File No. 1-36504

10.30	Warrant Agreement by and between Weatherford International plc and American Stock Transfer & Trust Company, LLC, dated December 13, 2019.	Exhibit 10.4 of the Company’s Current Report on Form 8-K filed December 18, 2019	File No. 1-36504

10.31	Registration Rights Agreement, dated December 13, 2019, by and among Weatherford International plc and certain stockholders thereto.	Exhibit 10.5 of the Company’s Current Report on Form 8-K filed December 18, 2019	File No. 1-36504

*10.32	Offer Letter to Scott C. Weatherholt, dated July 8, 2020.	Exhibit 10.36 of the Company’s Annual Report on Form 10-K/A filed March 18, 2021	File No. 1-36504

*10.33	LTCIP Amended Award Agreement, adopted March 17, 2021.	Exhibit 10.37 of the Company’s Annual Report on Form 10-K/A filed March 18, 2021	File No. 1-36504

*10.34	Offer Letter to Desmond Mills, dated February 24, 2021.	Exhibit 10.7 of the Company’s Quarterly Report on Form 10-Q filed May 6, 2021	File No. 1-36504

†*10.35	Offer Letter to Joseph Mongrain, dated March 11, 2021.

21.1	Significant Subsidiaries of Weatherford International plc.	Exhibit 21.1 of the Company’s Annual Report on Form 10-K filed February 19, 2021	File No. 1-36504

* Management contract or compensatory plan or arrangement.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, this registration statement has been signed by the following person on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ H. Keith Jennings	Executive Vice President and	May 26, 2021
H. Keith Jennings	Chief Financial Officer
(Principal Financial Officer)